    As filed with the Securities and Exchange Commission on Sept 1, 1999

                                      Registration No.  333-80393
                                                        811-08385

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

             SEPARATE ACCOUNT D OF PARAGON LIFE INSURANCE COMPANY
                          (Exact Name of Registrant)

                        PARAGON LIFE INSURANCE COMPANY
                              (Name of Depositor)
                         100 South Brentwood Boulevard
                             St. Louis, MO  63105
              (Address of Depositor's Principal Executive Office)

                         Matthew P. McCauley, Esquire
                        Paragon Life Insurance Company
                               700 Market Street
                             St. Louis, MO  63101
              (Name and Address of Agent for Service of Process)

                                   Copy to:

                           Stephen E. Roth, Esquire
                       Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Ave., N.W.
                         Washington, D.C.  20004-2404

   Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement

   Title of securities being registered: Joint and Last Survivor Flexible Premium Variable Life Insurance Policies.

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay is effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                       [Paragon - VUL Logo Appears Here]

           Underlying Funds Through:

           Fidelity Variable Insurance Products Fund
           Fidelity Variable Insurance Products Fund II
           MFS Variable Insurance Trust
           Putnam Variable Trust
           Scudder Variable Life Investment Fund
           T. Rowe Price Equity Series, Inc.
           T. Rowe Price Fixed Income Series, Inc.



           .  Joint and Last Survivor
              Flexible Premium Variable Life
              Insurance Policy
                                                    [Paragon Logo Appears Here]

              Prospectus dated        , 1999
                                                                          50415

                    FLEXIBLE PREMIUM JOINT AND LAST SURVIVOR
                         VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY
                         PARAGON LIFE INSURANCE COMPANY
                              100 South Brentwood
                              St. Louis, MO 63105
                                 (314) 862-2211

  This Prospectus describes a flexible premium joint and last survivor variable life insurance Policy ("the Policy") offered by Paragon Life Insurance Company ("we," "our," "us" "Paragon" or "the Company"). The Policy is designed to provide lifetime insurance protection and to provide maximum flexibility to vary premium payments and change the level of death benefits payable under the Policy. This flexibility allows you to provide for changing insurance needs under a single insurance policy. You also have the opportunity to allocate Net Premiums among several investment portfolios with different investment objectives.

  The Policy provides:

  (1) a Cash Surrender Value that can be obtained by surrendering the Policy;

  (2) Policy Loans; and

  (3) a death benefit payable at the death of the Last Insured. As long as a Policy remains in force before the younger Insured's Attained Age 100, the death benefit will be at least the current Face Amount of the Policy. A Policy will remain in force as long as its Cash Surrender Value is sufficient to pay the monthly charges.

  After the end of the "Right to Examine Policy" period, you may allocate the Net Premiums to one or more of the Divisions of Paragon's Separate Account D ("the Separate Account") or in certain contracts to Paragon's General Account.

  You will find a list of the Funds in the Separate Account, the fund managers, and the investment objectives in the Summary on page 3. Note that investment results in the Separate Account are not guaranteed--you may either make money or lose money. Depending on investment results, the Policy could lapse or the death benefit could change. The Prospectus of each Fund contains a full description of the Fund, including the investment policies, restrictions, risks, and charges. You should receive a Prospectus for each Fund along with this Prospectus for the Policy.

  In most Policies you may also invest all or part of your Cash Value in the General Account, which guarantees at least 4% annual interest.

  It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if the purchaser already owns another flexible premium joint and last survivor variable life insurance policy.

  These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

  Please read this Prospectus carefully and retain it for future reference. The date of this Prospectus is July 1, 1999. The Policies are not available in all states.

  This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Definitions..............................................................   9
The Company, the Separate Account, and the Funds.........................  10
  The Company
  The Separate Account
  The Funds
  Fidelity Variable Insurance Products Fund
  Fidelity Variable Insurance Products Fund II
  Putnam Variable Trust
  Scudder Variable Life Investment Fund
  T. Rowe Price Equity Series, Inc.
  T. Rowe Price Fixed Income Series, Inc.
Addition, Deletion, or Substitution of Investments.......................  13
Policy Benefits..........................................................  14
  Death Benefit
  Cash Value
Policy Rights............................................................  17
  Loans
  Surrender, Partial Withdrawals and Pro Rata Surrender
  Transfers
  Portfolio Rebalancing
  Dollar Cost Averaging
  Right to Examine Policy
  Death Benefit at Attained Age 100
Payment and Allocation of Premiums.......................................  22
  Issuance of a Policy
  Premiums
  Allocation of Net Premiums and Cash Value
  Policy Lapse and Reinstatement
Charges and Deductions...................................................  24
  Premium Expense Charges
  Monthly Deduction
  Separate Account Charges
The General Account......................................................  26
General Matters..........................................................  28
Distribution of the Policies.............................................  30
Federal Tax Matters......................................................  31
Safekeeping of the Separate Account's Assets.............................  34
Voting Rights............................................................  34
State Regulation of the Company..........................................  34
Management of the Company................................................  35
Legal Matters............................................................  36
Legal Proceedings........................................................  38
Experts..................................................................  38
Additional Information...................................................  38
Financial Statements
Appendix A--Illustration of Death Benefits and Cash Values

                                    SUMMARY

Throughout this summary, the terms "you" and "your" refer to the owner of the policy. The owner may or may not be one of the persons insured under the policy. The terms "we," "us," and "our" refer to Paragon Life Insurance Company.

The information in this section is just a summary, written in "laymen's terms" to help you understand the policy. However, both your policy and this prospectus are legal documents. If you have questions about them, you should contact your agent or other competent professional advisers.

In preparing this summary, we assume that the Policy is in force, and that you have not borrowed any of the cash value.

The Policy

You are purchasing a life insurance policy. Like many life insurance policies, it has both a death benefit and a cash value. The death benefit is the amount of money that we will pay to the beneficiary if both of the persons insured under the policy die while the policy is in force. The cash value is the amount of money accumulated in your policy as an investment at any time. The cash value consists of the premiums you have paid, reduced by the expenses deducted for operation of the policy, and either increased or decreased by investment results.

You have certain rights, including the right to borrow or withdraw money from the policy's cash value and the right to select the funds in which you will invest your premiums.

You have the right to review the policy and decide whether you want to keep it. If you decide not to keep the policy, you may return it to us or to your agent during the "Right to Examine Policy Period." This period is sometimes referred to as the "Free Look Period." It normally ends on the later of:

  1. twenty days after you receive the policy or

  2. forty-five days after you signed the application.

In some states the period may be longer. Your agent can tell you if this is the case.

During the "Right to Examine Policy Period" we will hold any premiums you have paid in the money market fund. If you return the policy before the end of the free look period, we will cancel the policy and return any premiums you have paid. (For policies issued in Kansas, the rules are different. Your agent can provide you with the details.) (See Policy Rights--Right to Examine Policy.)

When the "Right to Examine Policy Period" ends, we will deduct any charges due and transfer the rest of the money (your "net premium") into the investment funds that you have selected. We will continue to transfer future net premiums into the investments that you select as soon as we receive the premiums.

The policy is a "flexible premium" policy. This means that you may, within limits described below, make premium payments at any time and in any amount you choose. You do not have to make premium payments according to a fixed schedule, although you may choose to do so.

There are limits on the amount that you may pay into the policy without creating tax consequences. If you make a premium payment that exceeds the limit, we will notify you and offer to refund the excess paid.

We will deduct certain expenses from your cash value. These expenses are described below. In addition, your cash value may increase or decrease, depending on the investment experience of the funds you select. Because it is possible for your cash value to decrease, you may have to pay additional premiums in order to keep the policy in force.

As long as there is enough money in your cash value to pay the monthly charges, your death benefit will always be at least the face amount of your policy, minus any amount that you have borrowed from the policy. The face amount of your policy means the amount of insurance that you have purchased. It is shown on the specifications page of your policy

We will notify you if your cash value is not enough to pay the monthly charges. If that happens, you will have 62 days to make a premium payment big enough to bring your cash value up to the amount required to pay the charges. If you make the premium payment, the policy will stay in force. If you don't, the policy will lapse, or end with no value. (See Payment and Allocation of Premiums-- Policy Lapse and Reinstatement.)

Investing Your Cash Value

You may tell us to invest your cash value in either the general account or the separate account, or you may split your cash value between them.

The General Account

The general account is an interest-bearing account. Money in the general account is guaranteed to earn at least 4% annual interest, and it may earn more. Paragon determines the current interest rate from time to time. We have the right to limit the amount of money that you may put into the general account.

The Separate Account

The separate account consists of divisions, which represent different types of investments. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

There are currently fourteen divisions, or investment options, available in the separate account. These divisions represent funds run by various investment companies. The investment companies hire advisers to operate or advise on the day-to-day operation of the funds.

The following list shows the investment companies whose funds are available under the policy, along with the managers or advisers and the divisions that they oversee:

         Investment Company                   Investment Manager/Adviser
         ------------------                   --------------------------
Fidelity Investments Variable
 Insurance Products Fund or Fidelity
 Investments Variable Insurance
 Products Fund II....................  Fidelity Management & Research Company

MFS Variable Insurance Trust.........  Massachusetts Financial Services Company

Putnam Variable Trust................  Putnam Investment Management, Inc.

Scudder Variable Life Investment
 Fund................................  Scudder, Kemper Investments

T. Rowe Price Equity Series, Inc. and
 T. Rowe Price Fixed Income Series,
 Inc.................................  T. Rowe Price Associates, Inc.

These funds have different goals and strategies, which we have summarized in the following table. You should review the prospectus of each fund, or seek professional guidance in determining which fund(s) best meet your objectives.

  Investment Manager      Fund Name        Investment Type            Objective
  ------------------  -----------------  -------------------- ------------------------
 Fidelity Management      VIP Growth     Capital Appreciation To achieve long-term
  &                       Portfolio                           capital appreciation by
  Research Company                                            investing primarily in
                                                              common stocks.

 Fidelity Management  VIP Equity-Income         Income        To obtain reasonable
  &                       Portfolio                           income by investing
  Research Company                                            primarily in income-
                                                              producing equity
                                                              securities. In choosing
                                                              these securities, the
                                                              fund will also consider
                                                              potential for capital
                                                              appreciation. The
                                                              Portfolio's goal is to
                                                              achieve a yield which
                                                              exceeds the composite
                                                              yield of the securities
                                                              comprising the S&P 500
                                                              Composite Stock Price
                                                              Index.

 Fidelity Management   VIP II Index 500       Long-Term       To provide investment
  & Research Company      Portfolio           Investment      results that correspond
                                                              to the total return
                                                              (i.e., the combination
                                                              of capital change and
                                                              income)
                                                              of common stocks
                                                              publicly traded in the
                                                              United States as
                                                              represented by the
                                                              Standard & Poor's 500
                                                              Composite Stock Price
                                                              Index while keeping
                                                              transaction costs and
                                                              other expenses low. The
                                                              Portfolio is designed as
                                                              a long-term investment
                                                              option.

 Fidelity Management       VIP III        Long-Term Capital   To obtain long-term
  & Research Company      Contrafund         Appreciation     capital appreciation by
                          Portfolio                           investing in securities
                                                              of companies whose value
                                                              FMR believes is not
                                                              fully recognized by the
                                                              public.

 Massachusetts           MFS Emerging     Long-Term Capital   To provide long-term
  Financial Services    Growth Series           Growth        growth of capital.
  Company                                                     Dividend and interest
                                                              income from portfolio
                                                              securities, if any, is
                                                              incidental to the
                                                              Series' investment
                                                              objective of long-term
                                                              growth of capital. The
                                                              Series' policy is to
                                                              invest primarily (i.e.,
                                                              at least 80%
                                                              of its assets under
                                                              normal circumstances) in
                                                              common stocks of small
                                                              and medium-sized
                                                              companies that are early
                                                              in their life cycle but
                                                              which have the potential
                                                              to become major
                                                              enterprises (emerging
                                                              growth companies).


  Investment Manager     Fund Name       Investment Type            Objective
  ------------------  ---------------  -------------------- ------------------------
 Putnam Investment    Putnam VT High    Current Income and  To attain high current
  Management, Inc.      Yield Fund        Capital Growth    income and, when
                                                            consistent with this
                                                            objective, a secondary
                                                            objective of capital
                                                            growth, by investing
                                                            primarily in high-
                                                            yielding, lower-rated
                                                            fixed income securities
                                                            (commonly known as "junk
                                                            bonds"),
                                                            constituting a portfolio
                                                            that Putnam Management
                                                            believes does not
                                                            involve undue risk to
                                                            income or principal. See
                                                            the special
                                                            considerations for
                                                            investments in high
                                                            yield securities
                                                            described in the Putnam
                                                            Variable Trust
                                                            prospectus.

 Putnam Investment     Putnam VT New    Long-Term Capital   To attain long-term
  Management, Inc.     Opportunities       Appreciation     capital appreciation by
                           Fund                             investing primarily in
                                                            common stocks of
                                                            companies in sectors of
                                                            the economy that Putnam
                                                            Management believes
                                                            possess above-average
                                                            long-term growth
                                                            potential.

 Putnam Investment        Putnam        Current Income and  To obtain current income
  Management, Inc.       VT Income       Preservation of    consistent with
                           Fund              Capital        preservation of capital
                        (Previously                         by investing primarily
                           named                            in securities issued by
                      Putnam VT U.S.                        or guaranteed by the
                      Government and                        U.S. Government, or its
                       High Quality                         agencies or
                           Bond                             instrumentalitites, and
                           Fund)                            in other debt
                                                            obligations rated at
                                                            least A by a nationally
                                                            recognized securities
                                                            rating agency such as
                                                            Standard & Poor's or
                                                            Moody's Investors
                                                            Service, Inc., or, if
                                                            not rated, determined by
                                                            Putnam Management to be
                                                            of comparable quality.

 Putnam Investment       Putnam VT     Capital Appreciation To obtain capital
  Management, Inc.     Voyager Fund                         appreciation by
                                                            investing primarily in
                                                            common stocks of
                                                            companies that Putnam
                                                            Management believes have
                                                            potential for capital
                                                            appreciation that is
                                                            significantly greater
                                                            than that of market
                                                            averages.

 Scudder, Kemper       Money Market    Current Income with  To maintain the
  Investments            Portfolio        Liquidity and     stability of capital
                                       Stability of Capital and, consistent
                                                            therewith, to maintain
                                                            the liquidity of capital
                                                            and to provide current
                                                            income. The Fund seeks
                                                            to maintain a constant
                                                            net asset value
                                                            of $1.00 per share,
                                                            although there can be no
                                                            assurance that this will
                                                            be achieved.


  Investment Manager     Fund Name       Investment Type            Objective
  ------------------  ---------------  -------------------- ------------------------
 Scudder, Kemper       International    Long-Term Capital   To obtain long-term
  Investments            Portfolio         Appreciation     growth of capital,
                                                            primarily through
                                                            diversified holding of
                                                            marketable foreign
                                                            equity investments. The
                                                            Fund invests in
                                                            companies, wherever
                                                            organized, that do
                                                            business outside the
                                                            United States. The Fund
                                                            intends to diversify
                                                            among several countries
                                                            and to have represented
                                                            in its holdings, in
                                                            substantial portions,
                                                            business activities in
                                                            not less than three
                                                            different countries. The
                                                            Fund does not intend to
                                                            concentrate investments
                                                            in any particular
                                                            industry.

 T. Rowe Price          New America     Long-Term Capital   To obtain long-term
  Associates, Inc.        Growth           Appreciation     capital growth of
                         Portfolio                          capital through
                                                            investment in common
                                                            stock of U.S. companies
                                                            which operate in the
                                                            service sector of the
                                                            economy.

 T. Rowe Price           Personal      Highest Total Return To obtain the highest
  Associates, Inc.       Strategy        Consistent with    total return consistent
                         Balanced      Capital Appreciation with an emphasis on both
                         Portfolio          and Income      capital appreciation and
                                                            income by investing in a
                                                            diversified portfolio,
                                                            typically consisting of
                                                            approximately 60%
                                                            stocks, 30% bonds, and
                                                            10% money market
                                                            securities.

 T. Rowe Price         Limited-Term    High Current Income  To obtain a high level
  Associates, Inc.         Bond         with Modest Price   of current income,
                         Portfolio         Fluctuations     consistent with modest
                                                            price fluctuations, by
                                                            investing primarily in
                                                            short term and
                                                            intermediate term
                                                            investment grade debt
                                                            securities.

You may change the funds that you want to use for your future premiums by notifying our Home Office.

You may transfer your cash value among the various funds, and you may withdraw money, but there are certain rules. We don't charge you a transaction fee for the first twelve transfers or withdrawals in a policy year, but we charge a $25 fee for each transfer or withdrawal after the first twelve. (A policy year is measured beginning on the anniversary of the date that the policy was issued, and ending on the day before the next anniversary.)

We have the right to change or eliminate transfers in the future, although we don't currently intend to do so.

Charges and Deductions

There are certain costs that we charge you for issuing your policy and keeping it in force. This section describes those charges--what they are and what they cover.

Sales Charge

There is a sales charge of 2.25% of the premium paid on policies issued in the state of Oregon. There is no sales charge on policies issued in any other state.

Tax Charge

The Federal government and many states and territories impose taxes or charges on insurance premiums. We deduct from your premium payment the amount required to pay these taxes and charges. We deduct 1.3% of each premium payment to pay the Federal charge, and, except in Oregon, we deduct a premium tax charge of 2.25% of each premium payment to pay the state tax.

If the tax rates change, we may change the amount of the deduction to cover the new charge. (See Charges and Deductions--Premium Expense Charges.)

If we are required by law to pay taxes based on the separate account, we may charge an appropriate share to policies that invest in the separate account. (See Federal Tax Matters.)

Monthly Policy Charge

We charge a monthly fee to cover your policy's administrative cost. This charge is $6 for each month that your policy is in force. We will deduct the charge from your cash value each month. If you surrender your policy during the first policy year, we will deduct from the cash surrender value the monthly policy fee for the months remaining in the first policy year.

Selection and Issue Expense Charge

This charge allows us to recover part of the costs of issuing your policy. We determine the amount of the charge based on the size of your policy and on the age, sex, and risk class of the persons insured under the policy.

This is an annual charge, which is currently 45 cents per $1,000 of Face Amount, and is guaranteed never to exceed 90 cents per $1,000. We deduct one-twelfth of this charge each month. This charge ends after the policy has been in force for ten years. If you surrender your policy during the first policy year, we will deduct from the cash surrender value the selection and issue expense charge for the months remaining in the first policy year.

Cost of Insurance

Because this is a life insurance policy, it has a death benefit. We charge an insurance cost each month to cover the risk that you will die and we will have to pay the death benefit.

The amount of this charge varies with the age, sex, risk class of the persons insured under the policy, and the amount of the death benefit at risk--if the risk of death or the amount of the death benefit is greater, then the cost of insurance is also greater. We deduct the cost of insurance from your cash value each month.

Mortality and Expense Risk Charge

We make another charge to cover mortality and expense risks due to guaranteed maximums under the Policy. We calculate this charge based on a percentage of the net assets in each division of the separate account. Rather than deducting the charge from the cash value, we apply the charge by adjusting the net rate of return in the separate account. We guarantee that the charge will not exceed the following amounts, shown on an annual percentage basis:

      Policy years 1-10   .55% of net separate account assets
      Policy years 11-20  .45% of net separate account assets
      Policy years 21+    .35% of net separate account Assets

(See Charges and Deductions--Separate Account Charges.)

Fund Expenses

We pay the operating expenses of the separate account. The funds pay for their own operating expenses and investment fees. For a description of these charges, see Charges and Deductions--Separate Account Charges.

The following chart shows the operating expenses of the funds as reported for the fiscal year ending December 31, 1998:

                         Annual Fund Operating Expenses
                     As a Percentage of Average Net Assets

                                                       Investment
                                                       Advisory /
                                                       Management  Other
                        Fund                              Fee     Expenses Total
                        ----                           ---------- -------- -----
Fidelity Investments Variable Insurance Products Fund
 and
 Fidelity Investments Variable Insurance Products
 Fund II (1)
  VIP Growth Portfolio...............................     .59%      .09%    .68%
  VIP Equity-Income Portfolio........................     .49%      .09%    .58%
  VIP II Index 500 Portfolio.........................     .24%      .11%    .35%
  VIP II Contrafund Portfolio........................     .59%      .11%    .70%
MFS Variable Insurance Trust
  MFS Emerging Growth Series.........................     .75%      .10%    .85%
Putnam Variable Trust
  Putnam VT High Yield Fund..........................     .64%      .07%    .71%
  Putnam VT New Opportunities Fund...................     .56%      .05%    .61%
  Putnam VT Income Fund (Previously U.S. Government &
   High Quality Bond Fund............................     .60%      .07%    .67%
  Putnam VT Voyager Fund.............................     .54%      .04%    .58%
Scudder Variable Life Investment Fund
  Money Market Portfolio.............................     .37%      .07%    .44%
  International Portfolio............................     .87%      .18%   1.05%
T. Rowe Price Equity Series, Inc. and
 T. Rowe Price Fixed Income Series, Inc.
  New America Growth Portfolio.......................     .85%       (2)    .85%
  Personal Strategy Balanced Portfolio...............     .90%       (2)    .90%
  Limited-Term Bond Portfolio........................     .70%       (2)    .70%

--------

(1) A portion of the brokerage commissions that certain funds pay was used to reduce Funds' expenses. In addition, certain Funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances, were used to reduce custodian expenses. With these reductions, the total operating expenses as a percentage of net assets would have been: Fidelity Variable Insurance Products Fund--VIP Growth Portfolio .66% and VIP Equity-Income Portfolio .57%; Fidelity Variable Insurance Products Fund II--VIP II Index 500 Portfolio .28% and VIP II Contrafund Portfolio .66%.
(2) T. Rowe Price Associates, Inc. does not provide separate Management Fees and Other Expenses Fees. Rather, management fees include operating expenses.

The expense information regarding the Funds was provided by those Funds. We have not independently verified this information. We cannot guarantee that the reimbursements provided by certain Funds will continue.

Premiums.

Within limits, you decide how much money you want to put into the policy. There is a minimum premium that you have to pay to put the policy in force. That amount is 1/12 of the "minimum initial annual premium amount" shown on the specifications page of your policy.

After the policy is in force, you may pay any amount you want as long as the cash value is always enough to cover the current month's expenses. If you continue to pay at least 1/12 of the minimum initial annual premium each month (or prepay it), and if you don't withdraw or borrow cash from the policy, we guarantee that the policy will not lapse during the first five policy years, even if the cash value is not enough to cover the charges.

If you have borrowed or withdrawn money from your cash value, you can still keep your no-lapse guarantee in force for the first five years. Here is how it works. Each month, we look at the total amount of premium that you have paid into the policy since it was issued. We then subtract the amount of money that you have withdrawn or borrowed. If the amount left is at least equal to 1/12 of the annual minimum premium, multiplied by the number of months the policy has been in force, then your no-lapse guarantee still applies. If not, then we will notify you that you have 62 days to make enough of a premium payment to restore the no-lapse guarantee. If you do not make the payment, your policy could lapse, or end with no value, depending on the investment experience of the funds.

You can set up a schedule of payments, and we will send you reminders, but you are not required to make the payments as long as the cash value covers the current month's expenses. (See Payment and Allocation of Premiums.)

Death Benefit.

If both of the persons insured under the policy die while the policy is in force, we will pay a death benefit to the beneficiary following the second death. You can select one of three death benefits at the time the policy is issued:

  . Option A: The death benefit is the greater of the face amount of the policy or an "applicable percentage" of the cash value.

  . Option B: The death benefit is the greater of the face amount of the policy plus the cash value, or an "applicable percentage" of the cash value.

  . Option C: The death benefit is the greater of the face amount of the policy, or the cash value multiplied by an attained age factor.

As long as the policy remains in force and the younger person insured is less than 100 years old, the minimum death benefit under any death benefit option will be at least the current face amount.

We will increase the death benefit by the cost of insurance from the date of the second death to the end of the month, and will reduce it by any outstanding loans and interest. We will pay the death benefit according to the settlement options available at the time of death. (See Policy Benefits--Death Benefit.)

The minimum face amount at issue is generally $250,000 under our current rules. Subject to certain restrictions, you may change the face amount and the death benefit option. In certain cases we may require evidence that the person insured under the policy is still insurable. (See Change in Death Benefit Option, and Change In Face Amount.)

You may include additional insurance benefits with your policy. These are described under General Matters--Additional Insurance Benefits. If you elect any additional benefits, we will deduct the charges for those benefits from your Cash Value.

Cash Value.

Your Policy has a cash value that is the total amount credited to you in the separate account, the loan account, and the general account. The cash value increases by the amount of net premium payments, and decreases by partial withdrawals and expense charges for the policy. It may either increase or decrease based on the investment experience of the separate account divisions that you have selected. (See Policy Benefits--Cash Value.)

There is no minimum guaranteed cash value.

Policy Loans.

You may borrow against the cash value of your policy. The loan value is the maximum amount that you may borrow. The loan value is:

  the cash value on the date we receive the loan request;

  plus interest on the loan balance to the next anniversary date, calculated at the guaranteed general account interest rate;

  minus interest on the new loan to the next policy anniversary;

  minus any loans and interest already outstanding;

  minus monthly deductions to the next policy anniversary.

When you borrow against the policy, we will take the money from the general account and the divisions of the separate account in proportion to your balances in each account.

Loan interest is due at each policy anniversary If you don't pay the loan interest, we will add it to the amount of the loan.

You may repay all or part of the loan at any time. When you make a loan payment, we will put the money back into the general account or the divisions of the separate account in the same percentages used to make the loan.

When we pay out the proceeds of your policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay. (See Policy Rights--Loans.)

Loans taken from or secured by a policy may have Federal income tax consequences. (See Federal Tax Matters.)

Surrender, Partial Withdrawals, and Pro-Rata Surrender.

You may surrender the policy at any time while it is in force. We will pay you the cash surrender value of your policy. The cash surrender value is the cash value,

  minus any outstanding loans and unpaid loan interest,

  minus any unpaid selection and issue expense charge due for the remainder of the first policy year,

  minus any unpaid monthly policy charge due for the remainder of the first policy year.

After the first year you may request a partial withdrawal of your cash surrender value. Normally, withdrawing a portion of your cash surrender value will reduce your death benefit by the amount of the withdrawal. However, if you have included the Anniversary Partial Withdrawal Rider on your policy, you may withdraw a portion of your cash surrender value without reducing the death benefit. Under this rider, there are limits on how much you can withdraw, and the withdrawal must be at the policy anniversary. You can find more information about the rider under General Matters--Additional Insurance Benefits.

You may also request a pro-rata surrender of the policy, which allows you to surrender part of the policy and keep the rest in force. You can find more information under Policy Rights--Surrender, Partial Withdrawals, and Pro-Rata Surrender.

A surrender, partial withdrawal, or Pro-Rata Surrender may have Federal income tax consequences. We suggest that you discuss your situation with a competent tax adviser before taking one of these steps. (See Federal Tax Matters.)

Illustrations of Death Benefits and Cash Surrender Values.

The death benefit and cash surrender value of your policy will depend on how well your investments perform. In Appendix A we have illustrated some sample policies. Depending on the rate of return, the values may increase or decrease. In order to help you to understand the cost of the policy, we also show how your premium would grow if you simply invested it at 5% interest, compounded annually.

We will provide you with an illustration showing projected future cash values if you request it in writing. We may charge a fee of up to $25 for preparing the illustration.

Tax Consequences of the Policy.

Although the IRS has provided very limited guidance in this area, we believe it is reasonable to conclude that the Policy qualifies as a life insurance contract for Federal income tax purposes.

Assuming that the policy does qualify as a life insurance contract for Federal income tax purposes, then we believe that the cash value should be subject to the same tax treatment as the cash value of a conventional fixed-benefit contract. This means that growth in the cash value will not be taxed until you receive a distribution.

There are some actions that may trigger a tax. If you transfer ownership to someone else, or if you surrender the policy or withdraw cash from it, you may have to pay a tax. Similarly, if you let the policy lapse while there is an outstanding loan, or if you exchange the policy for another policy, you may owe a tax. (See Federal Tax Matters.)

If you pay too much in premium, your policy may become a "modified endowment contract." If that happens, then some pre-death distributions of cash will be taxable income. In general, if there is more cash value in the policy than what you actually paid in premiums, you will be taxed on the excess in the year in which you receive a distribution. You may withdraw the amount that you paid into the policy without being taxed, but only after you have received the excess as taxable income. In addition, any taxable distribution that you receive before age 59 1/2 will generally be subject to an additional 10% tax.

On the other hand, if the policy is not a modified endowment contract, then distributions are normally treated first as a return of your "cost basis," or investment in the contract. In this case, you may generally withdraw up to the amount of the premiums you paid with no tax consequences. After that, any additional distributions are treated as taxable income. Finally, if your policy is not a modified endowment contract, neither distributions nor loans are subject to the 10% additional tax (See Federal Tax Matters.)

Please note that Paragon is neither a law firm nor a tax adviser, so we cannot give you legal or tax advice. If you have specific legal or tax questions, we suggest that you consult a qualified professional in these fields.

                                     * * *

This Prospectus describes only those aspects of the Policy that relate to the Separate Account, except where General Account matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the General Account, see The General Account.

                                  DEFINITIONS

Attained Age--The Issue Age of an Insured plus the number of completed Policy Years.

Beneficiary--The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Last Insured's death. A Beneficiary may be changed as set forth in the Policy and this Prospectus.

Cash Value--The total amount that a Policy provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account and the General Account, including the Loan Account.

Cash Surrender Value--The Cash Value of a Policy on the date of surrender, less any Indebtedness, and less any unpaid selection and issue expense charges and any unpaid monthly policy charges due for the remainder of the first Policy Year.

Division--A subaccount of the Separate Account. Each Division invests exclusively in the shares of a corresponding Fund of either Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, MFS Variable Insurance Trust, Putnam Variable Trust, Scudder Variable Life Investment Fund,
T. Rowe Price Equity Series, Inc., or T. Rowe Price Fixed Income Series, Inc.

Effective Date--The date as of which insurance coverage begins under a policy.

Face Amount--The minimum death benefit under the Policy so long as the Policy remains in force.

Fund--A separate investment portfolio of Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, MFS Variable Insurance Trust, Putnam Variable Trust, Scudder Variable Life Investment Fund, T. Rowe Price Equity Series, Inc., or T. Rowe Price Fixed Income Series, Inc. Although sometimes referred to elsewhere as "portfolios," they are referred to in this prospectus as "Funds," except where "Portfolio" is part of their name.

General Account--The assets of the Company other than those allocated to the Separate Account or any other separate account. The Loan Account is part of the General Account.

Home Office--The service center of Paragon Life Insurance Company, the mailing address of which is P.O. 66757, St. Louis, Missouri 63166-6757.

Indebtedness--The sum of all unpaid Policy Loans and accrued interest on loans.

Insured--The persons whose lives are insured under the Policy.

Investment Start Date--The date the initial premium is applied to the General Account and/or the Divisions of the Separate Account. This date is the later of the Issue Date or the date the initial premium is received at Paragon's Home Office.

Issue Age--The age of each Insured at his or her nearest birthday as of the date the Policy is issued.

Issue Date--The date from which Policy Anniversaries, Policy Years, and Policy Months are measured.

Last Insured--The Insured whose death succeeds the death of all other Insureds under the Policy.

Loan Account--The account of the Company to which amounts securing Policy Loans are allocated. The Loan Account is part of Paragon's General Account.

Loan Subaccount--A Loan Subaccount exists for the General Account and for each Division of the Separate Account. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary--The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium--The premium less the premium expense charges (consisting of the sales charge, the premium tax charge, and the federal tax charge).

Owner--The Owner of a Policy, as designated in the application or as subsequently changed.

Policy--The flexible premium joint and last survivor variable life insurance Policy offered by the Company and described in this Prospectus.

Policy Anniversary--The same date each year as the Issue Date.

Policy Month--A month beginning on the Monthly Anniversary.

Policy Year--A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

Portfolio--see Fund.

Pro-Rata Surrender--A requested reduction of both the Face Amount and the Cash Value by a given percentage.

SEC--The United States Securities and Exchange Commission.

Separate Account--Paragon Separate Account D, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by the Owner to provide variable benefits.

Target Premium--A premium calculated when a Policy is issued, based on the Insureds' joint age, sex (except in unisex policies) and risk class. The target premium is used to calculate the marketing allowance compensation under the Policy. (See Charges and Deductions.)

Valuation Date--Each day that the New York Stock Exchange is open for trading and the Home Office is open for business. The Home Office is not open for business the day after Thanksgiving.

Valuation Period--The period between two successive Valuation Dates, commencing at 4:00 p.m. (Eastern Standard Time) on a Valuation Date and ending 4:00 p.m. on the next succeeding Valuation Date.

                THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS

The Company

Paragon Life Insurance Company (the "Company") is a stock life insurance company incorporated under the laws of Missouri. The Company was organized in 1981 as General American Insurance Company, and on December 31, 1987 its name was changed. No change in operations or ownership took place in connection with the name change. The Company is principally engaged in writing individual and group life insurance policies and annuity contracts. As of December 31, 1998, it has assets in excess of $300 million. The Company is admitted to do business in 49 states and the District of Columbia. The principal offices of the Company are at 100 South Brentwood, St. Louis, Missouri 63105.

The Company is a wholly owned subsidiary of General American Life Insurance Company ("General American"). General American was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company. GenAmerica is wholly owned by General American Mutual Holding Company, a mutual holding company organized under Missouri law. On January 28, 1999, the Board of General American Mutual Holding Company instructed its management to develop a plan for demutualization and a public offering of stock.

GenAmerica Corporation and Metropolitan Life Insurance Company (MetLife) have announced a definitive agreement whereby MetLife will acquire GenAmerica and its subsidiaries, including Paragon Life Insurance Company. The acquisition will not affect any of the terms or conditions of your Policy or make MetLife a party to your Policy. The transaction is expected to be completed in approximately four to six months and is subject to regulatory approval and certain other conditions.

Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial services to a broad spectrum of individual and group customers. MetLife with approximately $357.7 billion worth of assets under management as of December 31, 1998, provides individual insurance and investment products to approximately 9 million households in the United States. MetLife also serves over 33 million people by providing group insurance and investment products to corporations and other institutions.

General American agrees to guarantee that the Company will have sufficient funds to meet all of its contractual obligations. In the event a policyholder presents a legitimate claim for payment on a Paragon insurance policy, General American will pay such claim directly to the policyholder if Paragon is unable to make such a payment. This guarantee, which does not have a predetermined termination date, can be modified or ended only as to policies not yet issued. The guarantee agreement is binding on General American, its successor or assignee and shall cease only if the guarantee is assigned to an organization having a financial rating from Standard & Poor's equal to or better than General American's rating. General American does not intend this guarantee to be a guarantee with regard to the investment experience or cash values of the Policy.

The Separate Account

Paragon's Separate Account D ("the Separate Account") was established by the Company as a separate investment account on January 3, 1995 under Missouri law. The Separate Account receives and invests the Net Premiums paid under this Policy and allocated to it. In addition, the Separate Account currently receives and invests net premiums for other classes of flexible premium variable life insurance policies issued by the Company and might do so for additional classes in the future.

The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act") and meets the definition of a "separate account" under Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or the Company by the SEC.

The Separate Account currently is divided into fourteen Divisions. Divisions invest in corresponding Funds from one of several open-end, diversified management investment companies described below. Income and both realized and unrealized gains or losses from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains, or losses from any other Division of the Separate Account or arising out of any other business the Company may conduct.

Although the assets of the Separate Account are the property of Paragon, the assets in the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Separate Account are available to cover the general liabilities of Paragon only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies. From time to time, the Company may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy value allocated to the Separate Account under the Policies). Before making any such transfers, Paragon will consider any possible adverse impact the transfer may have on the Separate Account.

The Funds

There is no assurance that any of the Funds will achieve its stated objective. It is conceivable that in the future it may be disadvantageous for Funds to offer shares to separate accounts of various insurance companies to serve as the investment medium for their variable products, or for both variable life and annuity separate accounts to invest simultaneously in a Fund. The Boards of Trustees of each Fund, the respective Advisors of each Fund, and the Company and any other insurance companies participating in the Funds are required to monitor events to identify any material irreconcilable conflicts that may possibly arise, and to determine what action, if any, should be taken in response to those events or conflicts. A more detailed description of the Funds, their investment policies, restrictions, risks, and charges is in the prospectuses for each Fund, which must accompany or precede this Prospectus and which should be read carefully.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

We have entered into or may enter into arrangements with Funds pursuant to which we receive a fee based upon an annual percentage of the average net asset amount invested by us on behalf of the Separate Account and other separate accounts of the Company. These arrangements are entered into because of administrative services we provide.

Fidelity Variable Insurance Products Fund

Variable Insurance Products Fund ("VIP") is an open-end, diversified management investment company. Only the Funds described in this section of the prospectus are currently available as investment choices of the Policies, even though additional Funds may be described in the prospectus for VIP. Fidelity Management & Research Company ("FMR") of Boston, Massachusetts is the manager of the Funds.

The investment objectives and policies of each Fund are summarized below:

  . Growth Portfolio

   The investment objective seeks to achieve long-term capital appreciation by investing primarily in common stocks.

  . Equity-Income Portfolio

   The investment objective seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

Fidelity Variable Insurance Products Fund II

Variable Insurance Products Fund II (VIP II) is an open-end diversified management investment company. Only the Funds described in this section of the prospectus are currently available as investment choices of the Policies even though additional Funds may be described in the prospectus for VIP II. Fidelity Management & Research Company of Boston, Massachusetts is the manager of the Funds.

The investment objectives and policies of each Fund are summarized below:

  . Index 500 Portfolio

   The investment objective seeks to provide investment results that correspond to the total return (i.e., the combination of capital change and income) of common stocks publicly traded in the United States as represented by the Standard & Poor's 500 Composite Stock Price Index, while keeping transaction costs and other expenses low. The portfolio is designed as a long-term investment option.

  . Contrafund Portfolio

   The investment objective seeks long-term capital appreciation by investing in securities of companies whose value FMR believes is not fully recognized by the public.

MFS Variable Insurance Trust

MFS Variable Insurance Trust ("MFS Trust") is an open-end diversified management investment company. Only the Fund described in this section of the prospectus is currently available as an investment choice of the Policies even though additional Funds may be described in the prospectus for MFS Trust. Massachusetts Financial Services Company ("MFS") provides investment advisory services to MFS Trust for fees in accordance with the terms of the current prospectus for the Fund.

The investment objective and policies of the Fund are summarized below:

  . Emerging Growth Series The investment objective of this Fund is to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital. The Series' policy is to invest primarily (i.e., at least 80% of its assets under normal circumstances) in common stocks of small and medium sized companies that are early in their life cycle but which have the potential to become major enterprises (emerging growth companies).

Putnam Variable Trust

Putnam Variable Insurance Trust ("Putnam VT") is an open-end diversified management investment company. Only the Funds described in this section of the prospectus are currently available as investment choices of the Policies even though additional Funds may be described in the prospectus for Putnam Variable Trust. Putnam Investment Management, Inc. ("Putnam Management") provides investment advisory services to Putnam Variable Trust for fees in accordance with the terms of the current Fund prospectuses.

The investment objective and policies of the Funds are summarized below:

  . Putnam VT High Yield Fund

   This Fund seeks high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities (commonly known as "junk bonds"), constituting a diversified portfolio which Putnam Management believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Putnam Variable Trust prospectus.

  . Putnam VT New Opportunities Fund

   This Fund seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above-average long-term growth potential.

  . Putnam VT Income Fund (formerly the Putnam VT U.S. Government and High
    Quality Bond Fund)

   This Fund seeks current income consistent with preservation of capital by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities, and in other debt obligations rated at least A by a nationally recognized securities rating agency such as Standard & Poor's or Moody's Investors Service, Inc. or, if not rated, determined by Putnam Management to be of comparable quality.

  . Putnam VT Voyager Fund:

   This Fund seeks capital appreciation by investing principally in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of market averages.

Scudder Variable Life Investment Fund

Scudder Variable Life Investment Fund ("Scudder VLI") is a series-type mutual fund registered with the SEC as an open-end, diversified management investment company. Only the Money Market Portfolio and the Class A shares of the International Portfolio described herein are currently available as investment choices of the Policies even though other classes and other Funds may be described in the prospectus for Scudder VLI. Scudder, Kemper Investments ("Scudder") provides investment advisory services to Scudder VLI whose terms and fees are set forth in the Scudder VLI prospectus.

The investment objectives and policies of each Fund are summarized below:

   . Money Market Portfolio

   The investment objective of this Fund is to maintain the stability of capital and, consistent therewith, to maintain the liquidity of capital and to provide current income. The Fund seeks to maintain a constant net asset value of $1.00 per share, although there can be no assurance that this will be achieved.

   . International Portfolio

   The investment objective of this Fund seeks long-term growth of capital, primarily through diversified holdings of marketable foreign equity investments. The Fund invests in companies, wherever organized, which do business primarily outside the United States. The Fund intends to diversify investments among several countries and to have represented in its holdings, in substantial portions, business activities in not less than three different countries. The Fund does not intend to concentrate investments in any particular industry.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. (referred to as "TRP") is an open-end management investment company. Only the Funds described in this section of the prospectus are currently available as investment choices of the Policies even though additional Funds may be described in the prospectus for TRP. T. Rowe Price Associates, Inc. provides investment advisory services to TRP for fees in accordance with the terms described in the current Fund prospectus.

The investment objective and policies of the Funds are summarized below:

  .New America Growth Portfolio

   The investment objective of this Fund is to seek long-term growth of capital through investment in common stock of U.S. companies which operate in the service sector of the economy.

  . Personal Strategy Balanced Portfolio

   The investment objective of this Fund is to obtain the highest total return consistent with an emphasis on both capital appreciation and income by investing in a diversified portfolio, typically consisting of approximately 60% stocks, 30% bonds, and 10% money market securities.

T. Rowe Price Fixed Income Series, Inc.

T. Rowe Price Fixed Income Series, Inc. (referred to as "TRP") is an open-end management investment company. Only the Fund described in this section of the prospectus is currently available as an investment choice of the Policies even though additional Funds may be described in the prospectus for TRP. T. Rowe Price Associates, Inc. provides investment advisory services to TRP for fees in accordance with the terms described in the current Fund prospectus.

The investment objectives and policies of the Fund are summarized below:

  . Limited-Term Bond Portfolio

   The investment objective of this Fund is to obtain a high level of current income consistent with modest price fluctuations by investing primarily in short-term and intermediate-term investment-grade debt securities.

Addition, Deletion, or Substitution of Investments

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. We reserve the right to (1) eliminate the shares of any of the Funds and (2) substitute shares of another Fund if the shares of a Fund are no longer available for investment or further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. We will not substitute any shares without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law, as required. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

We also reserve the right to establish additional Divisions of the Separate Account. Any new Division will be made available to existing Owners on a basis to be determined by the Company. To the extent approved by the SEC, we may also
(1) eliminate or combine one or more Divisions, (2) substitute one Division for another Division, or (3) transfer assets between Divisions if marketing, tax, or investment conditions warrant.

We may make changes in the Policy by appropriate endorsement in the event of a substitution or change. We will notify all Owners of any such changes.

If deemed by the Company to be in the best interests of persons having voting rights under the Policy, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with other separate accounts of the Company. To the extent permitted by applicable law, the Company may also transfer the assets of the Separate Account associated with the Policy to another separate account.

                                POLICY BENEFITS

Death Benefit

As long as the Policy remains in force (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement), the Company will, upon receipt at its Home Office of proof of the Last Insured's death, pay the death benefit in a lump sum. The amount of the death benefit payable will be determined at the end of the Valuation Period during which the Last Insured's death occurred. The death benefit will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed.

The Policy provides three death benefit options: "Death Benefit Option A," "Death Benefit Option B," and "Death Benefit Option C." The death benefit under all options will never be less than the current Face Amount of the Policy (less Indebtedness) as long as the Policy remains in force. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.) The current minimum Face Amount is generally $250,000.

Death Benefit Option A. Under Death Benefit Option A, the death benefit until the younger Insured reaches Attained Age 100 is the current Face Amount of the Policy or, if greater, the applicable percentage of Cash Value. At the younger Insured's Attained Age 100 and above, the death benefit is 101% of the Cash Value. The applicable percentage is 250% for a younger Insured reaching Attained Age 40 or below on the Policy Anniversary prior to the date of death. For younger Insureds with an a Attained Age over 40 on that Policy Anniversary, the percentage is lower and declines with age as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option A the death benefit will remain level at the Face Amount unless the applicable percentage of Cash Value exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

Death Benefit Option B. Under Death Benefit Option B, the death benefit until the younger Insured reaches Attained Age 100 is equal to the current Face Amount plus the Cash Value of the Policy or, if greater, the applicable percentage of the Cash Value. At the younger Insured's Attained Age 100 and above, the death benefit is 101% of the Cash Value. The applicable percentage is the same as under Death Benefit Option A: 250% for a younger Insured Attained Age 40 or below on the Policy Anniversary prior to the date of death, and for younger Insureds with an Attained Age over 40 on that Policy Anniversary the percentage declines as shown in the Applicable Percentage of Cash Value Table shown below. Accordingly, under Death Benefit Option B the amount of the death benefit will always vary as the Cash Value varies (but will never be less than the Face Amount). (See Illustrations of Death Benefits and Cash Values, Appendix A.)

  Applicable Percentage of Cash Value Table For Younger Insureds Less Than Age
                                      100*

                Younger Insured       Policy Account Multiple
                  Peron's Age               Percentaqe
                ---------------       -----------------------
           40 or under...............           250%
           45........................           215%
           50........................           185%
           55........................           150%
           60........................           130%
           65........................           120%
           70........................           115%
           78 to 90..................           105%
           95 to 99..................           101%

*For ages that are not shown on this table, the applicable percentage multiples will decrease by a ratable portion for each full year.

Death Benefit Option C. Under Death Benefit Option C, the death benefit is equal to the current Face Amount of the Policy or, if greater, the Cash Value multiplied by the "Attained Age factor" for the younger Insured (a list of sample Attained Age factors is shown in the Sample Attained Age Factor Table below). At the younger Insured's Attained Age 100 and above, the death benefit is 101% of the Cash Value. Accordingly, under Death Benefit Option C the death benefit will remain level at the Face Amount unless the Cash Value multiplied by the younger Insured's Attained Age factor exceeds the current Face Amount, in which case the amount of the death benefit will vary as the Cash Value varies. (See Illustrations of Death Benefits and Cash Values, Appendix A.)

            Death Benefit Option C Sample Attained Age Factor Table
 Based on Male and Female Insureds Both Age 35 at Issue, Standard Smoker Rates

           Attained
           Age        Lives Factor
           --------   ------------
             35         5.641840
             40         4.640444
             45         3.825569
             50         3.166936
             55         2.638797
             60         2.220327
             65         1.891312
             70         1.640024
             75         1.449651
             80         1.314918
             85         1.219345
             90         1.152999
             95         1.090450
            100+        1.010000

Changes In Death Benefit Option. If the Policy was issued with either Death Benefit Option A or Death Benefit Option B, the death benefit option may be changed. A request for change must be made to the Company in writing. The effective date of such a change will be the Monthly Anniversary on or following the date the Company receives the change request. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters.)

A Death Benefit Option A Policy may be changed to have Death Benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the effective date of change. A Death Benefit Option B Policy may be changed to have Death Benefit Option A. The Face Amount will be increased to equal the death benefit on the effective date of change. A Policy issued under Death Benefit Option C may not change to either Death Benefit Option A or Death Benefit Option B for the entire lifetime of the Contract. Similarly, a Policy issued under either Death Benefit Option A or B may not change to Death Benefit Option C for the lifetime of the Policy.

Satisfactory evidence of insurability must be submitted to the Company in connection with a request for a change from Death Benefit Option A to Death Benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A change in death benefit option will not in itself result in an immediate change in the amount of a Policy's death benefit or Cash Value. (See Monthly Deduction--Cost of Insurance.)

Reduction in Face Amount. Subject to certain limitations set forth below, an Owner may decrease (but not increase) the Face Amount of a Policy once each Policy Year, but not before the first Policy Anniversary. A written request is required for a reduction in the Face Amount. A reduction in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect an Owner's cost of insurance charge. (See Monthly Deduction--Cost of Insurance.) A reduction in the Face Amount of a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by the Company. The amount of the requested decrease must be at least the amount shown on the Policy's specifications page (generally $5,000) and the Face Amount remaining in force after any requested decrease may not be less than minimum Face Amount. If following a decrease in Face Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Payment and Allocation of Premiums), the decrease may be limited or Cash Value may be returned to the Owner (at the Owner's election), to the extent necessary to meet these requirements. (See Monthly Deduction--Cost of Insurance.)

Payment of the Policy Proceeds. The proceeds under the Policy will ordinarily be paid in a lump sum within seven days after the Company receives all documentation required for such a payment. Payment may, however, be postponed in certain circumstances. (See General Matters--Postponement of Payment from the Separate Account.) The death benefit will be increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month, and reduced by any payment due under the grace period provision as of the date of the Last Insured's death and by any outstanding Indebtedness. (See General Matters--Additional Insurance Benefits and Charges and Deductions.) The Company will pay interest on the death benefit from the date of the Last Insured's death to the date of payment. Interest will be at an annual rate determined by the Company, but will never be less than the guaranteed rate of 4%. Provisions for settlement of proceeds other than a lump sum payment may only be made upon written agreement with the Company.

Cash Value

The Cash Value of the Policy is equal to the total of the amounts credited to the Owner in the Separate Account, the Loan Account (securing Policy Loans), and, in certain contracts, the General Account. The Policy's Cash Value in the Separate Account will reflect the investment performance of the chosen Divisions of the Separate Account as measured by each Division's Net Investment Factor (defined below), the frequency and amount of Net Premiums paid, transfers, partial withdrawals, loans and the charges assessed in connection with the Policy. An Owner may at any time surrender the Policy and receive the Policy's Cash Surrender Value. (See Policy Rights--Surrender, Partial Withdrawals, and Pro-Rata Surrender.) The Policy's Cash Value in the Separate Account equals the sum of the Policy's Cash Values in each Division. There is no guaranteed minimum Cash Value.

Determination of Cash Value. For each Division of the Separate Account, the Cash Value is determined on each Valuation Date. On the Investment Start Date, the Cash Value in a Division will equal the portion of any Net Premium allocated to the Division, reduced by the portion allocated to that Division of the monthly deduction(s) due from the Issue Date through the Investment Start Date. (See Payment and Allocation of Premiums.) Thereafter, on each Valuation Date, the Cash Value in a Division of the Separate Account will equal:

  (1) The Cash Value in the Division on the preceding Valuation Date, multiplied by the Division's Net Investment Factor (defined below) for the current Valuation Period; plus

  (2) Any Net Premium payments received during the current Valuation Period which are allocated to the Division; plus

  (3) Any loan repayments allocated to the Division during the current Valuation Period; plus

  (4) Any amounts transferred to the Division from the General Account or from another Division during the current Valuation Period; plus

  (5) That portion of the interest credited on outstanding loans which is allocated to the Division during the current Valuation Period; minus

  (6) Any amounts transferred from the Division to the General Account, Loan Account, or to another Division during the current Valuation Period (including any transfer charges); minus

  (7) Any partial withdrawals from the Division during the current Valuation Period; minus

  (8) Any withdrawal due to a Pro-Rata Surrender from the Division during the current Valuation Period; minus

  (9) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Division during the current Valuation Period to cover the Policy Month which starts during that Valuation Period (See Charges and Deductions.).

Net Investment Factor: The Net Investment Factor measures the investment performance of a Division during a Valuation Period. The Net Investment Factor for each Division for a Valuation period is calculated as follows:

  (1) The value of the assets at the end of the preceding Valuation Period;
      plus

  (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

  (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

  (4) Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by the Company to be properly attributable to the Divisions of the Separate Account, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Division; minus

  (5) A charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. It will not exceed the amounts shown in the following table:

           Policy                   Percentage of                                 Effective
           Years                   Avg. Net Assets                               Annual Rate
           ------                  ---------------                               -----------
            1-10                      0.0015027                                    0.55%
           11-20                      0.0012301                                    0.45%
            21+                       0.0009572                                    0.35%;

  divided by

  (6) The value of the assets at the end of the preceding Valuation Period.

                                 POLICY RIGHTS

Loans

Loan Privileges. The Owner may, by written request to the Company, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

The Loan Value is the Cash Value of the Policy on the date the loan request is received, less interest to the next loan interest due date, less anticipated monthly deductions to the next loan interest due date, less any existing loan, plus interest expected to be earned on the loan balance to the next loan interest due date. Policy Loan interest is payable on each Policy Anniversary.

The minimum amount that may be borrowed is $500. The loan may be completely or partially repaid at any time while the Insured is living. Any amount due to an Owner under a Policy Loan ordinarily will be paid within seven days after Paragon receives the loan request at its Home Office, although payments may be postponed under certain circumstances. (See General Matters--Postponement of Payments from the Separate Account.)

When a Policy Loan is made, Cash Value equal to the amount of the loan plus interest due will be transferred to the Loan Account as security for the loan. A Loan Subaccount exists within the Loan Account for the General Account and each Division of the Separate Account. Amounts transferred to the Loan Account to secure Indebtedness are allocated to the appropriate Loan Subaccount to reflect its origin.

Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account, if any, bears to the Policy's total Cash Value, less the Cash Value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received.

The amount of the Cash Value in the Loan Account on any Valuation Date after the Investment Start Date is:

  (1) the Cash Value in the Loan account on the preceding Valuation date, with interest; plus

  (2) any amount transferred to the Loan Account from the General Account or from a Division of the Separate Account on that day; minus

  (3) any loan repayments made on that day; plus;

  (4) if the Valuation Date is also a Policy Anniversary, the amount due to cover any unpaid loan interest.

This will reduce the Policy's Cash Value in the General Account and in the Separate Account. These transactions will not be considered transfers for purposes of the limitations on transfers between Divisions or to or from the General Account.

Cash Value in the Loan Account is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy Loan ("the borrowing rate"). Cash Value in the Loan Account will accrue interest daily at an annual earnings rate of 4%.

Interest credited on the Cash Value held in the Loan Account will be allocated on Policy Anniversaries to the General Account and the Divisions of the Separate Account in the same proportion that the Cash Value in each Loan Subaccount bears to the Cash Value in the Loan Account. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Interest Charged. The borrowing rate we charge for Policy Loan interest will be based on the following schedule:

             For Loans                             Annual
           Outstanding During                   Interest Rate
           ------------------                   -------------
           Policy Years 1-10...................     4.50%
           Policy Years 11-20..................     4.25%
           Policy Years 21+....................     4.15%

Paragon will inform the Owner of the current borrowing rate when a Policy Loan is requested.

Policy Loan interest is due and payable annually on each Policy Anniversary. If the Owner does not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness. (See Effect of Policy Loans below.) The amount of Policy Loan interest which is transferred to the Loan Account will be deducted from the Divisions of the Separate Account and from the General Account in the same proportion that the portion of the Cash Value in each Division and in the General Account, respectively, bears to the total Cash Value of the Policy minus the Cash Value in the Loan Account.

Effect of Policy Loans. Whether or not a Policy Loan is repaid, it will permanently affect the Cash Value of a Policy, and may permanently affect the amount of the death benefit. The collateral for the loan (the amount held in the Loan Account) does not participate in the performance of the Separate Account while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Division(s), the Cash Value of the Policy will be lower as a result of the Policy Loan. Conversely, if the Loan Account earnings rate is higher than the investment performance of the Division(s), the Cash Value may be higher.

In addition, if the Indebtedness (See Definitions) exceeds the Cash Value on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.) A sufficient payment must be made within the later of the grace period of 62 days from the Monthly Anniversary immediately before the date Indebtedness exceeds the Cash Value, or 31 days after notice that a Policy will terminate, or the Policy will lapse and terminate without value. A lapsed Policy, however, may later be reinstated subject to certain limitations. (See Payment and Allocation of Premiums--Policy Lapse and Reinstatement.)

Any outstanding Indebtedness will be deducted from the proceeds payable upon the death of the Last Insured or the surrender of the Policy. Upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax. A Policy loan may also have other tax consequences. (See Federal Tax Matters.)

Repayment of Indebtedness. A Policy Loan may be repaid in whole or in part at any time prior to the death of the Last Insured and as long as a Policy is in force. When a loan repayment is made, an amount securing the Indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account and the General Account in the same proportion that the Cash Value in each Loan Subaccount bears to Cash Value in the Loan Account. Amounts paid while a Policy Loan is outstanding will be treated as premiums unless the Owner requests in writing that they be treated as repayment of Indebtedness.

Surrender, Partial Withdrawals and Pro-Rata Surrender

At any time during the lifetime of either Insured and while a Policy is in force, the Owner may surrender the Policy by sending a written request to the Company. After the first Policy Year, an Owner may make a partial withdrawal by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Home Office. Amounts payable from the Separate Account upon surrender, partial withdrawal, or a Pro-Rata Surrender will ordinarily be paid within seven days of receipt of the written request. (See General Matters--Postponement of Payments from the Separate Account.)

Surrenders. To effect a surrender, either the Policy itself must be returned to the Company along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from the Company. Upon surrender, the Company will pay the Cash Surrender Value to the Owner in a single sum. The Cash Surrender Value equals the Cash Value on the date of surrender, less any Indebtedness, and less any unpaid selection and issue expense charges and any unpaid monthly policy charges due for the remainder of the first policy year.. The Company will determine the Cash Surrender Value as of the date that an Owner's written request is received at the Company's Home Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Last Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences. (See Federal Tax Matters.)

Partial Withdrawals. After the first Policy Year, an Owner may make partial withdrawals from the Policy's Cash Surrender Value. There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy Year. Paragon will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy Year. A partial withdrawal may have Federal income tax consequences. (See Federal Tax Matters.)

The minimum amount of a partial withdrawal request is the lesser of (a) $500 from a Division of the Separate Account, or (b) the Policy's Cash Value in a Division. Partial withdrawals made during a Policy Year may not exceed the following limits. The maximum amount that may be withdrawn from a Division of the Separate Account is the Policy's Cash Value in that Division. The total partial withdrawals and transfers from the General Account over the Policy Year may not exceed a maximum amount equal to the greatest of the following: (1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy Year, multiplied by the withdrawal percentage limit shown in the policy, or (2) the previous Policy Year's maximum amount.

The Owner may allocate the amount, subject to the above conditions, among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for the partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this proportionate allocation, the Owner will be requested to provide an alternate allocation. (See The General Account.)

The death benefit will be affected by a partial withdrawal, unless Death Benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. (See General Matters-- Additional Insurance Benefits.) If Death Benefit Option A or Death Benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal exceeds the difference between the death benefit and the Face Amount. If Death Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. (See Monthly Deduction--Cost of Insurance.) The Company may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender. After the first Policy Year, an Owner can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by the Owner. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. (See Federal Tax Matters.) The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

The Owner may allocate the amount of decrease in Cash Value among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the decrease in Cash Value will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender can not be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy. (See Monthly Deduction--Cost of Insurance.)

Differences Between Partial Withdrawal and Pro-Rata Surrender. While partial withdrawals and Pro-Rata Surrenders are each methods of reducing a Policy's Cash Value, a Pro-Rata Surrender differs from a partial withdrawal in that a partial withdrawal does not typically have a proportionate effect on a Policy's death benefit by reducing the Policy's Face Amount, while a Pro-Rata Surrender does. Assuming that a Policy's death benefit is not a percentage of the Policy's Cash Value, a Pro-Rata Surrender will reduce the Policy's death benefit in the same proportion that the Policy's Cash Value is reduced, while a partial withdrawal will reduce the death benefit by one dollar for each dollar of Cash Value withdrawn. Partial Withdrawals and Pro-Rata Surrenders will also result in there being different cost of insurance charges subsequently deducted. (See Monthly Deduction--Cost of Insurance; Surrender, Partial Withdrawals and Pro-Rata Surrender--Partial Withdrawals; and Surrenders, Partial Withdrawals, and Pro-Rata Surrenders--Pro-Rata Surrender.)

Transfers

Under Paragon's current practices, a Policy's Cash Value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account and for certain contracts, between the General Account and the Divisions. Transfers to and from the General Account are subject to restrictions (See The General Account). Requests for transfers from or among Divisions of the Separate Account may be made in writing or by telephone. Transfers from or among the Divisions of the Separate Account must be in amounts of at least $500 or, if smaller, the Policy's Cash Value in a Division. The first twelve requested transfers or partial withdrawals per policy year will be allowed free of charge. Thereafter, the Company will impose a charge of $25 for each requested transfer or partial withdrawal. Paragon ordinarily will make transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received.

All requests received on the same Valuation Date will be considered a single transfer request. Each transfer must meet the minimum requirement of $500 or the entire Cash Value in a Division, whichever is smaller. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, Paragon will make those transfers that do meet the requirements. Transfers resulting from Policy Loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy Month or Policy Year.

Although Paragon currently intends to continue to permit transfers for the foreseeable future, the Policy provides that the Company may at any time revoke, modify, or limit the transfer privilege, including the minimum amount transferable, the maximum General Account allocation percent, and the frequency of such transfers.

Portfolio Rebalancing

Over time, the amounts in the General Account and the Divisions of the Separate Account will accumulate at different rates as a result of different investment returns. The Owner may direct that from time to time we automatically restore the balance of the Cash Value in the General Account and in the Divisions of the Separate Account to the percentages determined in advance. There are two methods of rebalancing available--periodic and variance.

Periodic Rebalancing. Under this option the Owner elects a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Funds by generating transfers to reallocate the amounts according to the investment percentages elected.

Variance Rebalancing. Under this option the Owner elects a specific allocation percentage for the General Account and each Division of the Separate Account. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent (5%). The Owner also elects a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Funds from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage for that fund. If any fund is outside of the variance range, we will generate transfers to rebalance all of the specified funds back to the predetermined percentages.

Owners should consider that portfolio rebalancing entails the transfer of Cash Value from better performing portfolios to lesser performing portfolios.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy Year before a charge is applied.

The Owner may elect either form of portfolio rebalancing by specifying it on the policy application, or may elect it later for an in-force Policy, or may cancel it, by submitting a change form acceptable to Paragon under its administrative rules.

Only one form of portfolio rebalancing may be elected at any one time, and portfolio rebalancing may not be used in conjunction with dollar cost averaging (see below).

Paragon does not currently charge for portfolio rebalancing. The Company reserves the right to suspend portfolio rebalancing at any time on any class of Policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy Year in accordance with its administrative rules.

Dollar Cost Averaging

The Owner may direct the Company to transfer amounts on a monthly basis from the Money Market Fund to any other Division of the Separate Account. This service is intended to allow the Owner to utilize "dollar cost averaging" ("DCA"), a long-term investment technique which provides for regular, level investments over time. The Company makes no guarantee that DCA will result in a profit or protect against loss.

The following rules and restrictions apply to DCA transfers:

  (1) The minimum DCA transfer amount is $100.

  (2) A written election of the DCA service, on a form provided by the Company, must be completed by the Owner and on file with the Company in order to begin DCA transfers.

  (3) In the written election of the DCA service, the Owner indicates how DCA transfers are to be allocated among the Divisions of the Separate Account. For any Division chosen to receive DCA transfers, the minimum percentage that may be allocated to a Division is 5% of the DCA transfer amount, and fractional percentages may not be used.

  (4) DCA transfers can only be made from the Money Market Fund, and DCA transfers will not be allowed to the General Account.

  (5) The DCA transfers will not count against the Policy's normal transfer restrictions. (See Policy Rights--Transfers.)

  (6) The DCA transfer percentages may differ from the allocation percentages the Owner specifies for the allocation of Net Premiums. (See Payment and Allocation of Premiums--Allocation of Net Premiums and Cash Values.)

  (7) Once elected, DCA transfers from the Money Market Fund will be processed monthly until either the value in the Money Market Fund is completely depleted or the Owner instructs the Company in writing to cancel the DCA service.

  (8) Transfers as a result of a Policy Loan or repayment, or in exercise of the conversion privilege, are not subject to the DCA rules and restrictions. (The conversion right allows the Owner to transfer the entire Cash Value into the General Account at any time during the first two Policy Years, with no transfer charge or transfer limits. There is no effect on the Policy's death benefit, Face Amount, net amount at risk, risk class, or Issue Age. If the Owner elects to exercise this right, all future Net Premiums are allocated to the General Account, and no future transfers to the Separate Account are allowed.) The DCA service terminates at the time the conversion privilege is exercised, when any outstanding amount in any Division of the Separate Account is immediately transferred to the General Account. (See The General Account--Transfers, Surrenders, Partial Withdrawals and Policy Loans-- Conversion Right.)

  (9) DCA transfers will not be made until the Right to Examine Policy period has expired (See Policy Rights--Right to Examine Policy).

The Company reserves the right to assess a processing fee for the DCA service. The Company reserves the right to discontinue offering DCA upon 30 days' written notice to Owners. However, any such discontinuation will not affect DCA services already commenced. The Company reserves the right to impose a minimum total Cash Value, less outstanding Indebtedness, in order to qualify for DCA service. Also, the Company reserves the right to change the minimum necessary Cash Value and the minimum required DCA transfer amount.

Transfers made under Dollar Cost Averaging do not count against the total of twelve requested transfers or partial withdrawals allowed without charge in a Policy Year. There is currently no charge for exercising this option.

Right to Examine Policy

The Owner may cancel a Policy within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older) or within 45 days after the application was signed, whichever is later.

If a Policy is canceled within this time period, a refund will be paid. Where required by state law, the refund will equal all premiums paid under the Policy. Where required by state law, Paragon will refund an amount equal to the greater of premiums paid or (1) plus (2), where (1) is the difference between the premiums paid, including any policy fees or other charges, and the amounts allocated to the Separate Account under the Policy and (2) is the value of the amounts allocated to the Separate Account under the Policy on the date the returned Policy is received by Paragon or its agent.

To cancel the Policy, the Owner should mail or deliver the Policy to either Paragon or the agent who sold it. A refund of premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn. (See General Matters--Postponement of Payments from the Separate Account.)

Death Benefit at Attained Age 100

If the Last Insured is living and the Policy is in force when the younger Insured reaches Attained Age 100, the death benefit will be equal to 101% of the Cash Value of the Policy unless the Lifetime Coverage Rider is in effect. (See Additional Insurance Benefits.) At that point, no further premium payments will be required or accepted, and no further monthly deductions will be taken to cover the cost of insurance.

                       PAYMENT AND ALLOCATION OF PREMIUMS

Issuance of a Policy

Individuals wishing to purchase a Policy must complete an application and submit it to an authorized registered agent of Paragon or to Paragon's Home Office. A Policy will generally be issued to Insureds of Issue Ages 0 through
90. (Issue age requirements vary for policies issued in Texas.) Paragon may, in its sole discretion, issue Policies to individuals falling outside of those Issue Ages. Acceptance of an application is subject to Paragon's underwriting rules and the Company reserves the right to reject an application for any reason.

The Issue Date is determined by Paragon in accordance with its standard underwriting procedures for variable life insurance policies. The Issue Date is used to determine Policy Anniversaries, Policy Years, and Policy Months. Insurance coverages under a Policy will not take effect until the Policy has been delivered and the initial premium has been paid during the lifetimes of both Insureds and prior to any change in health as shown in the application.

Premiums

The initial premium is due on the Issue Date, and is to be paid to Paragon at its Home Office. The Company currently requires that the initial premium for a Policy be at least equal to one-twelfth ( 1/12) of the Minimum Premium for the Policy. The Minimum Premium is the amount specified for each Policy based on the requested initial Face Amount and the charges under the Policy which vary according to the Issue Age, sex, underwriting risk class, and smoker status of the Insured. (See Charges and Deductions.)

Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. Premiums after the first premium payment must be paid to Paragon at its Home Office. An Owner may establish a schedule of planned premiums which will be billed by the Company at regular intervals. Failure to pay planned premiums, however, will not itself cause the Policy to lapse. (See Policy Lapse and Reinstatement.) Premium receipts will be furnished upon request.

An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the minimum and maximum premium limitations described below.

If a Policy is in the intended Owner's possession but the initial premium has not been paid, the Policy is not in force. The intended Owner is deemed to have the Policy for inspection only.

Premium Limitations. Every premium payment must be at least $10. In no event may the total of all premiums paid in any Policy Year exceed the current maximum premium limitations for that Policy Year. Maximum premium limits for the Policy Year will be shown in an Owner's annual report.

In general, for policies issued with Death Benefit Option A or Death Benefit Option B, the maximum premium limit for a Policy Year is the largest amount of premium that can be paid in that Policy Year such that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitation needed to comply with the tax definition of life insurance. For policies issued with Death Benefit Option C, the company reserves the right to impose other restrictions upon the amount of premium that may be paid into the Policy. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed, and no further premiums will be accepted until allowed under the current maximum premium limitations.

In addition to the foregoing tax definitional limits on premiums, for purposes of determining whether distributions (including loans) are a return of income first, the Company monitors the Policy to detect whether the "seven pay limit" has been exceeded. If the seven pay limit is exceeded, the Policy becomes a "Modified Endowment." The Company has adopted administrative steps designed to notify an Owner when it is believed that a premium payment will cause a Policy to become a modified endowment contract. The Owner will be given a limited amount of time to request that the premium be reversed in order to avoid the Policy's being classified as a modified endowment contract. (See Federal Tax Matters.)

If the Company receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then the Company reserves the right to (1) refuse that premium payment, or (2) require additional evidence of insurability before it accepts the premium.

Allocation of Net Premiums and Cash Value

Allocation of Net Premiums. In the application for a Policy, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account, to the General Account (if available), or both. For each Division chosen, the minimum percentage that may be allocated to a Division is 5% of the Net Premium, and fractional percentages may not be used. Certain other restrictions apply to allocations made to the General Account (see General Account). For policies issued with an allowable percentage to the General Account of more than 5%, the minimum percentage is 5%, and fractional percentages may not be used.

The allocation for future Net Premiums may be changed without charge at any time by providing notice to the Company. Any change in allocation will take effect immediately upon receipt by the Company of written notice. No charge is imposed for changing the allocations of future premiums. The initial allocation will be shown on the application which is attached to the Policy. The Company may at any time modify the maximum percentage of future Net Premiums that may be allocated to the General Account.

During the period from the Issue Date to the end of the Right to Examine Policy Period (See Policy Rights--Right to Examine Policy), Net Premiums will automatically be allocated to the Division that invests in the Money Market Fund. When this period expires, the Policy's Cash Value in that Division will be transferred to the Divisions of the Separate Account and to the General Account (if available) in accordance with the allocation requested in the application for the Policy, or any allocation instructions received subsequent to receipt of the application. Net Premiums received after the Right to Examine Policy Period will be allocated according to the allocation instructions most recently received by the Company unless otherwise instructed for that particular premium receipt.

The Right to Examine Policy Period generally expires 20 days after the Owner receives the Policy (30 days if the Owner is a resident of California and is age 60 or older) or 45 days after the application was signed, whichever is later. For purposes of our allocation rules, the Owner is deemed to have received the Policy five days after the Company mails the Policy to the Owner.

The Policy's Cash Value may also be transferred between Divisions of the Separate Account, and, if the General Account is available under the Policy, between those Divisions and the General Account. (See Policy Rights-- Transfers.)

The value of amounts allocated to Divisions of the Separate Account will vary with the investment performance of the chosen Divisions and the Owner bears the entire investment risk. This will affect the Policy's Cash Value, and may affect the death benefit as well. Owners should periodically review their allocations of Net Premiums and the Policy's Cash Value in light of market conditions and their overall financial planning requirements.

Policy Lapse and Reinstatement

Lapse. Unlike conventional whole life insurance policies, the failure to make a premium payment following the initial premium will not itself cause a Policy to lapse. If, during the first five Policy Years, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date, the Policy will not lapse as a result of the Cash Value less any loans and loan interest due being insufficient to pay the monthly deduction. Lapse will occur (except as described above) when the Cash Surrender Value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment being made.

The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value becomes insufficient to meet the next monthly deduction. The Company will notify the Owner at the beginning of the grace period by mail addressed to the last known address on file with the Company. The notice to the Owner will indicate the amount of additional premium that must be paid. The amount of the premium required to keep the Policy in force will be the amount to cover the outstanding monthly deductions and premium expense charges. (See Charges and Deductions--Monthly Deduction.) If the Company does not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value.

If the Last Insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement. The Owner may reinstate a lapsed Policy by written application any time within five years after the date of lapse and before the younger Insured's Attained Age 100. Reinstatement is subject to the following conditions:

  1. Evidence of the insurability of the Insureds (or if one of the Insureds was deceased when the Policy lapsed, evidence of the insurability of the surviving Insured) satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider).

  2. Payment of a premium that, after the deduction of premium expense charges, is large enough to cover: (a) the monthly deductions due at the time of lapse, and (b) two times the monthly deduction due at the time of reinstatement.

  3. Payment or reinstatement of any Indebtedness. Any Indebtedness reinstated will cause Cash Value of an equal amount also to be reinstated. Any loan interest due and unpaid on the Policy Anniversary prior to reinstatement must be repaid at the time of reinstatement. Any loan paid at the time of reinstatement will cause an increase in Cash Value equal to the amount to be reinstated.

The Policy cannot be reinstated if it has been surrendered.

The amount of Cash Value on the date of reinstatement will be equal to the amount of any Policy Loan reinstated, increased by the Net Premiums paid at reinstatement and any Policy Loan paid at the time of reinstatement.

If both Insureds were alive on the date the Policy lapsed, then both Insureds must be alive on the date the Company approves the application for reinstatement. If only one Insured was alive on the date the Policy lapsed, then that Insured must be alive on the date the Company approves the request for reinstatement. If any Insured who was alive on the date the Policy lapsed is not then alive when the Company approves the request for reinstatement, such approval is void and of no effect.

The effective date of reinstatement will be the date the Company approves the application for reinstatement. There will be a full monthly deduction for the Policy Month which includes that date. (See Charges and Deductions--Monthly Deduction.)

                             CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy.

Premium Expense Charges

Prior to allocation of Net Premiums, premium payments will be reduced by premium expense charges consisting of a sales charge (if applicable) and a charge for premium taxes and federal taxes. The premium payment less the premium expense charge equals the Net Premium.

Sales Charge. For policies issued in the state of Oregon, a sales charge of 2.25% of the premium paid will be deducted from each premium payment to partially compensate the Company for expenses incurred in distributing the Policy and any additional benefits provided by riders. There is no sales charge in any other state.

To the extent that sales expenses are not recovered from the sales charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Premium Tax Charge. Various states or other governing jurisdictions and their subdivisions impose a tax on premiums received by insurance companies. Except on policies issued in the state of Oregon, a deduction of 2.25% of the premium paid is taken from each premium payment for these taxes. No state tax deduction is taken on policies issued in Oregon. The deduction compensates the Company for taxes imposed on the policy by the state or other governing jurisdiction and any subdivisions thereof

Federal Tax Charge. This charge is designed to pass through the equivalent of the federal tax consequences applicable to the policy. The charge is currently 1.3% of premium paid, and is guaranteed not to increase except to the extent of any increases in the federal tax.

Monthly Deduction

Charges will be deducted monthly from the Cash Value of each Policy ("the monthly deduction") to compensate the Company for (a) certain administrative costs; (b) the cost of insurance; and (c) the cost of optional benefits added by rider. The monthly deduction will be taken on the Investment Start Date and on each Monthly Anniversary. It will be allocated among the General Account and each Division of the Separate Account in the same proportion that a Policy's Cash Value in the General Account and the Policy's Cash Value in each Division bear to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the deduction is taken. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself can vary in amount from month to month.

Selection and Issue Expense Charge. During the first ten Policy Years, the Company generally assesses a charge to cover the costs associated with the underwriting and issue of the policy. The annual charge is currently $0.45 (45 cents) per $1,000 of face amount for all Issue Ages, risk classes, and (except on unisex

Policies) sex of the Insureds, and is guaranteed never to exceed $0.90 per $1,000. We deduct one-twelfth of this charge each month. For policies issued in some states, the selection and issue expenses may be required to remain level for longer than ten years, up to the life of the policy, to comply with state insurance laws and regulations. You agent can tell you if this situation applies to your state. On a current basis, as of the date of this prospectus, the charges stop after ten Policy Years.

Monthly Policy Charge. The Company has responsibility for the administration of the Policies and the Separate Account. Administrative expenses include premium billing and collection, record keeping, processing death benefit claims, cash surrenders, partial withdrawals, Policy changes, and reporting and overhead costs, processing applications, and establishing Policy records. As reimbursement for administrative expenses related to the maintenance of each Policy and the Separate Account, the Company assesses a monthly administration charge from each Policy. This charge is $6 for each Policy month, and is guaranteed not to increase while the Policy is in force. If you surrender your policy during the first policy year, we will deduct from the cash surrender value the monthly policy fee for the months remaining in the first policy year.

The Company may administer the Policy itself, or may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

Cost of Insurance. The cost of insurance is deducted on each Monthly Anniversary for the following Policy Month. The cost of insurance is determined in a manner that reflects the anticipated mortality of both Insureds and the fact that the death benefit is not payable until the death of the Last Insured. Because the cost of insurance depends upon a number of variables, the cost will vary for each Policy Month. The Company will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy Month.

The cost of insurance rates are determined at the beginning of each Policy Year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex Policies) sex of the Insureds at issue. (See Unisex Requirements Under Montana Law.) The cost of insurance rates generally increase as the Insureds' Attained Age increases.

The rate class of an Insured also will affect the cost of insurance rate. For the initial Face Amount, the Company will use the rate class on the Issue Date. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The risk class for such increase will be the same as that used for the initial Face Amount.

The Company currently places Insureds into a select standard risk class, a standard rate class, or into risk classes involving a higher mortality risk.

Actual cost of insurance rates may change, and the actual monthly cost of insurance rates will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables. All Policies are based on the age nearest birthday. Higher rates apply if either Insured is determined to be in a substandard risk class.

In two otherwise identical Policies, an Insured in the select standard rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month, adjusted by dividing the Face Amount by
1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month. In calculating the cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

Additional Insurance Benefits. The monthly deduction will include charges for any additional benefits provided by rider. (See General Matters--Additional Insurance Benefits.)

Transaction Charges. There are no transaction charges for processing the first twelve transfers or partial withdrawals in a policy year. There is a charge of $25 for each transfer or partial withdrawal in excess of twelve.

Adjustment of Charges. The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other group or sponsored arrangements purchasing one or more Policies, Paragon may waive or adjust the amount of the Sales Charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. Paragon will determine in its discretion if, and in what amount, an adjustment is appropriate. The Company may modify its criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any Owner.

Separate Account Charges

Mortality and Expense Risk Charge. Paragon will deduct a daily charge from the Separate Account. The amount of the deduction is determined as a percentage of the average net assets of each Division of the Separate Account. The daily deduction percentages, and the equivalent effective annual rate, are:

                                        Daily Charge                               Annual
           Policy Years                    Factor                                Equivalent
           ------------                 ------------                             ----------
              1-10                        .0015027%                                 0.55%
              11-20                       .0012301%                                 0.45%
              21+                         .0009572%                                 0.35%

This deduction is guaranteed not to increase while the Policy is in force. Paragon may realize a profit from this charge. Any profit may be used to finance distribution expenses.

The mortality risk assumed by Paragon is that Insureds may die sooner than anticipated and that therefore the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the amounts realized from the administrative charges assessed against the Policy.

Fund Expenses. The value of the net assets of the Separate Account will reflect the investment advisory fee and other expenses incurred by the underlying investment companies. A summary of the annual Fund operating expenses in provided on page 3 of this prospectus. See the prospectuses for the respective Funds for a description of investment advisory fees and other expenses.

Taxes. No charges are currently made to the Separate Account for Federal, state, or local taxes that the Company incurs which may be attributable to such Separate Account or to the Policy. The Company may make such a charge for any such taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

                              THE GENERAL ACCOUNT

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

General Description

The General Account consists of all assets owned by Paragon other than those in the Separate Account and other separate accounts. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account.

At issue, Paragon will determine the maximum percentage of the non-borrowed Cash Value that may be allocated, either initially or by transfer, to the General Account. The ability to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, in the Company's discretion, under certain Policies. Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which premiums or Cash Value may be allocated to the General Account (the "maximum allocation percentage"). Such adjustments may not be uniform as to all Policies. Paragon may at any time modify the General Account maximum allocation percent. Subject to this maximum, an Owner may elect to allocate Net Premiums to the General Account, the Separate Account, or both. Subject to this maximum, the Owner may also transfer Cash Value from the Divisions of the Separate Account to the General Account, or from the General Account to the Divisions of the Separate Account. The allocation of Net Premiums or the transfer of Cash Value to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, Paragon guarantees that Cash Value allocated to the General Account will accrue interest at a rate of at least 4%, compounded annually, independent of the actual investment experience of the General Account.

The Loan Account is part of the General Account.

The Policy

This Prospectus describes a flexible premium joint and last survivor variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

General Account Benefits

If the Owner allocates all Net Premiums only to the General Account and makes no transfers, partial withdrawals, Pro-Rata Surrenders, or Policy Loans, the entire investment risk will be borne by Paragon, and Paragon guarantees that it will pay at least a minimum specified death benefit. The Owner may select Death Benefit Option A, B or C under the Policy and may change the Policy's Face Amount subject to satisfactory evidence of insurability.

General Account Cash Value

Net Premiums allocated to the General Account are credited to the Cash Value. Paragon bears the full investment risk for these amounts and guarantees that interest will be credited to each Owner's Cash Value in the General Account at a rate of no less than 4% per year, compounded annually. Paragon may, at its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Policy's Cash Value in the General Account in excess of the guaranteed minimum rate of 4% per year will be determined in the sole discretion of Paragon. The Policy Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. If excess interest is credited, a different rate of interest may be applied to the Cash Value in the Loan Account. The Cash Value in the General Account will be calculated on each Monthly Anniversary of the Policy.

Paragon guarantees that, on each Valuation Date, the Cash Value in the General Account will be the amount of the Net Premiums allocated or Cash Value transferred to the General Account, plus interest at the rate of 4% per year, plus any excess interest which Paragon credits and any amounts transferred into the General Account, less the sum of all Policy charges allocable to the General Account and any amounts deducted from the General Account in connection with partial withdrawals, Pro-Rata Surrenders or transfers to the Separate Account.

Paragon may limit the percentage of the Policy's total Cash Value that may be allocated to or transferred to the General Account. The total amount that may be allocated to the General Account at any time may not exceed the product of:

  (1) the Policy's total Cash Value in the General Account and the Divisions of the Separate account, multiplied by

  (2) the General Account maximum allocation percent.

The initial General Account maximum allocation percent is shown on the Policy's specifications page. However, Paragon reserves the right to change the allocation percent in the future.

Transfers, Surrenders, Partial Withdrawals and Policy Loans

After the first Policy Year, a portion of Cash Value may be withdrawn from the General Account or transferred from the General Account to the Separate Account. A partial withdrawal and any transfer must be at least $500 or, the Policy's entire Cash Value in the General Account if less than $500. The total amount of transfers and withdrawals in a Policy Year may not exceed a Maximum Amount equal to the greater of:

  (a) the Policy's Cash Surrender Value in the General Account at the beginning of the Policy Year, multiplied by the withdrawal percentage limit shown on the Policy's specifications page, or

  (b) the previous Policy Year's General Account maximum withdrawal amount

The total amount available for withdrawal may not exceed the total Cash Surrender Value of the Policy.

Transfers to the General Account are limited by the maximum allocation percentage (described above) in effect for a Policy at the time a transfer request is made.

Policy Loans may also be made from the Policy's Cash Value in the General
Account.

Loans and withdrawals from the General Account may have Federal income tax consequences. (See Federal Tax Matters.)

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy Year. Paragon will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy Year. The Company may revoke or modify the privilege of transferring amounts to or from the General Account at any time.

Transfers, surrenders, partial withdrawals and Pro-Rata Surrenders payable from the General Account and the payment of Policy Loans allocated to the General Account may, subject to certain limitations, be delayed for up to six months. However, if payment is deferred for 30 days or more, Paragon will pay interest at the rate of 4% per year for the period of the deferment.

Conversion Right. While your policy is in force during the first two Policy Years, you may transfer all of your Cash Value from the Divisions of the Separate Account to the General Account.

If during the first two Policy Years you request in writing that we transfer all of your Cash Value into the General Account, and you indicate that you are exercising your conversion right, the transfer will not be subject to a transaction charge or to transfer limits. At the time of the transfer there will be no effect on the Policy's death benefit, Face Amount, net amount at risk, risk class or Issue Age.

If you exercise your one-time conversion right, we will automatically allocate all future Net Premiums to the General Account, and no future transfers to the Separate Account will be allowed.

                                GENERAL MATTERS

Postponement of Payments from the Separate Account

The Company usually pays amounts payable on partial withdrawal, Pro-Rata Surrender, surrender, or Policy Loan allocated to the Separate Account Divisions within seven days after written notice is received. Payment of any amount payable from the Divisions of the Separate Account upon surrender, partial withdrawals, Pro-Rata Surrender, death of the Last Insured, or payments of a Policy Loan and transfers, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;
(2) the SEC by order permits postponement for the protection of Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. The Company may defer payment of the portion of any Policy Loan from the General Account for not more than six months.

Payments under the Policy of any amounts derived from premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn.

The Contract

The Policy, the attached application, any riders, endorsements, and any application for reinstatement constitute the entire contract. All statements made by the Insureds in the application and any supplemental applications can be used to contest a claim or the validity of the Policy. Any change to the Policy must be in writing and approved by the President, a Vice President, or the Secretary of the Company. No agent has the authority to alter or modify any of the terms, conditions, or agreements of the Policy or to waive any of its provisions.

Control of Policy

The Insureds jointly are the Owner of the Policy unless another person or entity is shown as the Owner in the application. Ownership may be changed, however, as described below. The Owner is entitled to all rights provided by the Policy. Any person whose rights of ownership depend upon some future event does not possess any present rights of ownership. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not one or both of the Insureds, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die. The Company may rely on the written request of any trustee of a trust which is the Owner of the Policy, and the Company is not responsible for the proper administration of any such trust.

Beneficiary

The Beneficiary(ies) is (are) the person(s) specified in the application or by later designation. Unless otherwise stated in the Policy, the Beneficiary has no rights in a Policy before the death of the Last Insured. If there is more than one Beneficiary at the death of the Last Insured, each Beneficiary will receive equal payments unless otherwise provided by the Owner. If no Beneficiary is living at the death of the Last Insured, the proceeds will be payable to the Owner or, if the Owner is not living, to the Owner's estate.

The Company permits the designation of various types of trusts as Beneficiary(ies), including trusts for minor beneficiaries, trusts under a will, and trusts under a separate written agreement. An Owner is also permitted to designate several types of beneficiaries, including business beneficiaries.

Change of Owner or Beneficiary

The Owner may change the ownership and/or Beneficiary designation by written request in a form acceptable to the Company at any time during the lifetime of either Insured, subject to any restrictions stated in the Policy and this Prospectus. The Company may require that the Policy be returned for endorsement of any change. If acceptable to us, the change will take effect as of the date the request is signed, whether or not the Last Insured is living when the request is received at the Company's Home Office. The Company is not liable for any payment made or action taken before the Company received the written request for change. If the Owner is also a Beneficiary of the Policy at the time of the Last Insured's death, the Owner may, within sixty days of the Last Insured's death, designate another person to receive the Policy proceeds. Any change will be subject to any assignment of the Policy or any other legal restrictions.

Policy Changes

The Company reserves the right to limit the number of changes to a Policy to one per Policy Year and to restrict changes in the first Policy Year. Currently, only one change is permitted during any Policy Year and no change may be made during the first Policy Year. For this purpose, changes include decreases in Face Amount and changes in the death benefit option. No change will be permitted, if as a result, the Policy would fail to satisfy the definition of life insurance in Section 7702 of the Internal Revenue Code or any applicable successor provision.

Conformity with Statutes

If any provision in a Policy is in conflict with the laws of the state governing the Policy, the provision will be deemed to be amended to conform to such laws. In addition, the Company reserves the right to change the Policy if it determines that a change is necessary to cause this Policy to comply with, or give the Owner the benefit of any Federal or state statute, rule, or regulation, including, but not limited to, requirements of the Internal Revenue Code, or its regulations or published rulings.

Claims of Creditors

To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claims of creditors or to any legal process.

Incontestability

The Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of either Insured. An addition of a rider after the Issue Date is incontestable after such addition has been in force for two years from its effective date during the lifetime of either Insured. Any reinstatement of a Policy is incontestable only after it has been in force during the lifetime of either Insured for two years after the effective date of the reinstatement.

Assignment

The Company will be bound by an assignment of a Policy only if: (a) the assignment is in writing; (b) the original assignment instrument or a certified copy thereof is filed with the Company at its Home Office; and (c) the Company returns an acknowledged copy of the assignment instrument to the Owner. The Company is not responsible for determining the validity of any assignment. Payment of Policy proceeds is subject to the rights of any assignee of record. If a claim is based on an assignment, the Company may require proof of the interest of the claimant. A valid assignment will take precedence over the claim of any Beneficiary.

Suicide

Suicide within two years of the Issue Date is not covered by the Policy. If either Insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any partial withdrawals and outstanding Indebtedness subject to certain limitations.

If the either Insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, unless that Insured intended suicide when the Policy was applied for.

Misstatement of Age or Sex and Corrections

If the age or sex (except in unisex Policies) of the Insureds has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex.

Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.

Additional Insurance Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy should be consulted. The cost of any additional insurance benefits which require additional charges will be deducted as part of the monthly deduction from the Policy's Cash Value. (See Charges and Deductions--Monthly Deduction.) Certain restrictions may apply and are described in the applicable rider. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from Paragon upon written request.

Anniversary Partial Withdrawal Rider. This rider allows the owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy Anniversary without reducing the Face Amount.

Secondary Guarantee Rider. This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans and loan interest due being insufficient to pay the monthly deduction.

The secondary guarantee period is the number of Policy Years until the younger Insured reaches Attained Age 100.

Lifetime Coverage Rider. This rider provides the continuation of the Policy's face amount beyond the younger Insured's Attained Age 100, provided the policy remains in force to that date with a positive cash surrender value. If the Policy is in force after the younger Insured's Attained Age 100, the death benefit will be the greater of the face amount or 101% of the Cash Value. (See Federal Tax Matters.)

Divorce Split Rider. This rider allows the Policy to be split into two separate fixed policies in the event of the divorce of a married couple who are the Insureds under the Policy. (See Federal Tax Matters.)

Tax Split Rider. This rider allows the Policy to be split into two separate fixed policies in the event of significant changes in tax laws affecting the Policy. (See Federal Tax Matters.)

Estate Preservation Term Rider. This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider. The cost of this rider is a charge per $1,000 of death benefit provided by the rider. The charge is determined by the joint Issue Age, risk classification, and sex of the Insureds. This charge is shown on the Policy's specifications page. The rider terminates on the earliest of:

  (a) our receipt of your written request to terminate the rider;

  (b) a decrease in the Face Amount of the Policy;

  (c) termination of the Policy; or

  (d) the end of the fourth Policy Year.

Records and Reports

The Company will maintain all records relating to the Separate Account and will mail to the Owner once each Policy Year, at the last known address of record, a report which shows the current Policy values, premiums paid, deductions made since the last report, and any outstanding Policy Loans. The Owner will also be sent a periodic report for each Fund. Receipt of premium payments, transfers, partial withdrawals, Pro-Rata Surrenders, Policy Loans, loan repayments, changes in death benefit options, decreases in Face Amount, surrenders and reinstatements will be confirmed promptly following each transaction.

An Owner may request in writing an illustration of future Cash Surrender Values and death benefits. This illustration will be furnished by the Company for a nominal fee which will not exceed $25.

                          DISTRIBUTION OF THE POLICIES

Walnut Street Securities, Inc. ("Walnut Street") acts as principal underwriter of the Policies pursuant to an Underwriting Agreement with the Company. Walnut Street is a wholly-owned subsidiary of GenAmerica Corporation. Walnut Street, a Missouri corporation formed May 4, 1994, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. Walnut Street Securities' Internal Revenue Service Employer Identification Number is 43-1333368. It is a Missouri Corporation and was formed May 4, 1984.

Broker-dealers may receive a marketing allowance to assist in marketing the product. This allowance may include an amount up to five thousand dollars per Policy at issue, and an on-going annual percentage up to 0.15% of Cash Value to reimburse the broker-dealer for expenses and due diligence efforts performed in connection with marketing the product. This allowance will generally be retained by the broker-dealer in order to offset its expenses. Generally, no compensation will be paid by the Company, Walnut Street, or the broker-dealer to the individual directly involved in the sale of the product.

                              FEDERAL TAX MATTERS

Introduction

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax Advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

Tax Status of the Policy

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the "Treasury") issued proposed regulations which specify what will be considered reasonable mortality charges under
Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

While there is some uncertainty due to the limited guidance under Section 7702, the Company believes that it is reasonable to conclude that a Policy should meet the Section 7702 definition of a life insurance contract. If it is subsequently determined that a Policy does not satisfy Section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause the Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law or the IRS). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Separate Account, intends to comply with the diversification requirements prescribed by the Treasury in Regulation Section 1.817-5, which affect how assets may be invested. Although Paragon does not control the Funds, it has entered into agreements, which require these investment companies to be operated in compliance with the requirements prescribed by the Treasury.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets, for federal income tax purposes, if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If that were to be determined to be the case, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are different in certain respects from those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Premium payments and Policy Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

l. Tax Treatment of Policy Benefits. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred.

Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, a partial withdrawal, or a surrender of the Policy. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract." However, upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

2. Modified Endowment Contracts. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits (based on the lowest level of benefits in effect for the Policy) after the payment of seven level annual premiums.

In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. The Company has, however, adopted administrative steps designed to protect an Owner against the possibility that the Policy might become a modified endowment contract. The Company believes the safeguards are adequate for most situations, but it cannot provide complete assurance that a Policy will not be classified as a modified endowment contract. At the time a premium is credited which would cause the Policy to become a modified endowment contract, the Company will notify the Owner that unless a refund of the excess premium is requested by the Owner, the Policy will become a modified endowment contract. The Owner will have 30 days after receiving such notification to request the refund. The excess premium paid will be returned to the Owner upon receipt by the Company of the refund request. The amount to be refunded will be deducted from the Policy Cash Value in the Divisions of the Separate Account and in the General Account in the same proportion as the premium payment was allocated to such Divisions.

Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

3. Distributions (other than Death Benefits) from Policies Classified as Modified Endowment Contract. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from or secured by such a Policy, including collateral assignments, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that (a) is included in income, except where the distribution or Policy Loan is made on or after the Owner attains age 59, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

4. Distributions (other than Death Benefits) from Policies Not Classified as Modified Endowment Contract. Distributions from Policies not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Policy Loans from or secured by a Policy that is not a modified endowment contract are generally not treated as distributions. Instead, such loans are treated as indebtedness of the Owner. However, the treatment of Policy Loans from or secured by a Policy that is not a modified endowment contract after the tenth Policy Year is uncertain. You should consult a tax adviser as to such consequences.

Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

5. Policy Loan Interest. Generally, interest paid on any loan under a life insurance Policy owned by an individual is not deductible. In addition, interest on any loan under a life insurance Policy owned by a business taxpayer on the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer is deductible only under certain very limited circumstances. An Owner should consult a competent tax adviser before deducting any loan interest.

6. Interest Expense on Unrelated Indebtedness. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase or exchange a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax Advisor.

7. Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

8. Multiple Policies. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

9. Tax Treatment of Divorce Split. The Divorce Split Rider permits a Policy to be split into two individual fixed policies. It is not clear whether exercising the Divorce Split Rider will be treated as a taxable transaction or whether the individual policies that result would be classified as modified endowment contracts. A competent tax adviser should be consulted before exercising the Divorce Split Rider.

10. Continuation Beyond Younger Insured's Attained Age 100. The tax consequences of continuing the Policy beyond the younger Insured's Attained Age 100 are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the younger Insured's Attained Age 100.

11. Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax adviser with regard to legislative developments and their effect on the Policy.

12. Possible Charge for Taxes. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

Paragon holds the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from the Company's general assets. The Company maintains records of all purchases and redemptions of Fund shares by each of the Divisions. Additional protection for the assets of the Separate Account is afforded by a blended executive risk insurance program, including blanket fidelity coverage issued by CAN and Chubb Insurance Companies with a limit of $25 million, covering all officers and employees of the Company who have access to the assets of the Separate Account.

                                 VOTING RIGHTS

Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

Disregard of Voting Instructions. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                        STATE REGULATION OF THE COMPANY

The Company, a stock life insurance company organized under the laws of Missouri, and the Separate Account are subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy, and a full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                           MANAGEMENT OF THE COMPANY

                                               Principal Occupation(s)
                 Name                           During Past Five Years
                 ----                          -----------------------
 Principal Officers

 Carl H. Anderson #                   President and Chief Executive Officer,
                                      6/86-present. Vice President, New
                                      Ventures, General American, 6/86-present.

 Matthew K. Duffy                     Vice President and Chief Financial
                                      Officer, 7/96-present. Formerly Director
                                      of Accounting, Prudential Insurance
                                      Company of America, 3/87-6/96.

 E. Thomas Hughes, Jr. #              Treasurer, 12/94-present. Corporate
  General American Life Insurance Co. Actuary and Treasurer, General American,
  700 Market Street                   10/94-present. Formerly Executive Vice
  St. Louis, MO 63101                 President, General American, 1/90-10/94.

 Matthew P. McCauley #                Vice President and General Counsel, 1984-
  General American Life Insurance Co. present. Secretary, 1981-present. Vice
  700 Market Street                   President and Associate General Counsel,
  St. Louis, MO 63101                 General American, 12/95-present

 Craig K. Nordyke #                   Executive Vice President and Chief
                                      Actuary, 11/96-present. Formerly Vice
                                      President and Chief Actuary, 11/90-11/96;
                                      Second Vice President and Chief Actuary,
                                      5/87-8/90.

 John R. Tremmel                      Vice President, Operations and System
                                      Development, 1/99-present. Formerly Chief
                                      Operating Officer, ISP Alliance, 4/98-
                                      12/98; Vice President and General Manager
                                      of National Operations Centers, Citicorp
                                      Insurance Group, 9/86-12/95.

All positions listed are with Paragon unless otherwise indicated.

The principal business address of each person listed is Paragon Life Insurance Company, 100 South Brentwood, St. Louis, MO 63105 unless otherwise listed.

# Mr. Anderson, Mr. Hughes, Mr. McCauley and Mr. Nordyke are members of the Board of Directors as well as Executive Officers of the Company.

Non-Officer Directors
Richard A. Liddy
 General American Life  Chairman, President and Chief Executive Officer, General
 Insurance Co.          American Life Insurance Company, 5/92-present. Formerly
 700 Market Street      President and Chief Operating Officer, General American,
 St. Louis, MO 63101    5/88-5/92.
Leonard M. Rubenstein   Chairman and Chief Executive Officer, Conning Corporation and
 Conning Corporation    Conning Asset Management Company, 1/97-present. Formerly
 700 Market Street      Executive Vice President--Investments, General American,
 St. Louis, MO 63101    2/91-1/97.
Warren J. Winer         Executive Vice President--Group, General American, 9/95-present.
 General American Life  Formerly Managing Director, William M. Mercer, 7/93-8/95;
 Insurance Co.          President, W. F. Corroon, 9/90-7/93.
 13045 Tesson Ferry
 Road
 St. Louis, MO 63128
Bernard H. Wolzenski    Executive Vice President--Individual, General
 General American Life  American, 11/91-present.
 Insurance Co.
 13045 Tesson Ferry
 Road
 St. Louis, MO 63128
A. Greig Woodring       President and Chief Executive Officer, Reinsurance Group of
 Reinsurance Group of   America, 5/93-present.
 America
 660 Mason Ridge Center
 Drive
 Suite 300
 St. Louis, MO 63141

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to aspects of Federal securities laws. All matters of Missouri law pertaining to the Policy, including the validity of the Policy and Paragon's right to issue the Policy under Missouri insurance law, and all legal matters relating to General Americans resolution concerning policies issued by Paragon have been passed upon by Matthew P. McCauley, Vice President and General Counsel of Paragon.

                               LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Paragon is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                    EXPERTS

The audited financial statements of Paragon have been included in this Prospectus in reliance on the reports of KPMG LLP independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Craig K. Nordyke, FSA, MAAA, Executive Vice President and Chief Actuary of Paragon, as stated in the opinion filed as an exhibit to the registration statement.

                             ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

Like all financial services providers, Paragon utilizes systems that may be affected by the Year 2000 transition issues, and it relies on services providers, including the Funds, that may also be affected. The Company has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its services providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this prospectus, we do not anticipate that Policy Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. Paragon currently anticipates that its systems will be Year 2000 compliant, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.

                              FINANCIAL STATEMENTS

The financial statements of Paragon which are included in this Prospectus should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of Paragon to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Interim financial statements for Paragon or the Separate Account are not part of this prospectus. The Company does not prepare audited financial statements more often than annually, and believes that any incremental benefit to prospective Policy Owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. No Financial Statements of the Divisions of the Separate Account used in these Policies are included in this prospectus because, as of the date of this prospectus, those Divisions had not yet commenced operations and had no assets, liabilities, income or expenses. Paragon represents that there have been no adverse changes in the financial condition or operations of Paragon or the Separate Account between the end of the most recent fiscal year and the date of this prospectus.

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Paragon Life Insurance Company:

  We have audited the accompanying balance sheets of Paragon Life Insurance Company as of December 31, 1998 and 1997, and the related statements of operations and comprehensive income, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


February 3, 1999

                         PARAGON LIFE INSURANCE COMPANY

                                 Balance Sheets
                           December 31, 1998 and 1997
                           (in thousands of dollars)

                                                              1998      1997
                                                            ---------  -------
                          Assets
Fixed maturities, available for sale....................... $  83,384   75,704
Policy loans...............................................    14,135   11,487
Cash and cash equivalents..................................     7,439    5,733
                                                            ---------  -------
    Total cash and invested assets.........................  104,958    92,924
Reinsurance recoverables...................................     1,170    1,733
Deposits relating to reinsured policyholder account
 balances..................................................     6,688    6,416
Accrued investment income..................................     1,545    1,377
Deferred policy acquisition costs..........................    20,602   17,980
Fixed assets and leasehold improvements, net...............     4,504    2,609
Other assets...............................................       105      179
Separate account assets....................................   168,222  118,051
                                                            ---------  -------
    Total assets........................................... $ 307,794  241,269
                                                            =========  =======
           Liabilities and Stockholder's Equity
Policyholder account balances..............................    93,334   85,152
Policy and contract claims.................................     1,672    1,085
Federal income taxes payable...............................       281      163
Other liabilities and accrued expenses.....................     3,943    3,486
Payable to affiliates......................................     2,062    1,620
Due to separate account....................................       183       61
Deferred tax liability.....................................     5,591    4,394
Separate account liabilities...............................   168,222  118,051
                                                            ---------  -------
    Total liabilities...................................... $ 275,288  214,012
                                                            ---------  -------
Stockholder's equity:
  Common stock, par value $25; 100,000 shares authorized;
   82,000 shares issued and outstanding....................     2,050    2,050
  Additional paid-in capital...............................    17,950   17,950
  Accumulated other comprehensive income...................     2,809    1,958
  Retained earnings........................................     9,697    5,299
                                                            ---------  -------
    Total stockholder's equity............................. $  32,506   27,257
                                                            ---------  -------
    Total liabilities and stockholder's equity............. $ 307,794  241,269
                                                            =========  =======

                See accompanying notes to financial statements.

                         PARAGON LIFE INSURANCE COMPANY

               Statements of Operations and Comprehensive Income
                  Years ended December 31, 1998, 1997 and 1996
                           (in thousands of dollars)

                                                          1998    1997   1996
                                                         ------- ------ ------
Revenues:
  Policy contract charges............................... $20,437 16,417 13,719
  Net investment income.................................   6,983  6,288  5,663
  Commissions and expense allowances on reinsurance
   ceded................................................     124     10    114
  Net realized investment gains.........................      53     69     72
                                                         ------- ------ ------
    Total revenues......................................  27,597 22,784 19,568
                                                         ======= ====== ======
Benefits and expenses:
  Policy benefits.......................................   4,774  3,876  3,326
  Interest credited to policyholder account balances....   5,228  4,738  4,126
  Commissions, net of capitalized costs.................     167    227     79
  General and administration expenses, net of
   capitalized costs....................................   9,512  7,743  6,798
  Amortization of deferred policy acquisition costs.....   1,150    424    285
                                                         ------- ------ ------
    Total benefits and expenses.........................  20,831 17,008 14,614
                                                         ======= ====== ======
    Income before federal income tax expense............   6,766  5,775  4,954
Federal income tax expense..............................   2,368  1,885  1,738
                                                         ------- ------ ------
Net income.............................................. $ 4,398  3,890  3,216
Other comprehensive income (loss).......................     851  1,636 (1,261)
                                                         ------- ------ ------
Comprehensive income.................................... $ 5,249  5,526  1,955
                                                         ======= ====== ======


                See accompanying notes to financial statements.

                         PARAGON LIFE INSURANCE COMPANY

                       Statements of Stockholder's Equity
                 Years ended December 31, 1998, 1997, and 1996
                           (in thousands of dollars)

                                            Accumulated
                                Additional     other     Retained      Total
                         Common  paid-in   comprehensive earnings  stockholder's
                         Stock   capital      income     (deficit)    equity
                         ------ ---------- ------------- --------  -------------
Balance at December 31,
 1995................... $2,050   17,950       1,583      (1,807)     19,776
  Net income............    --       --          --        3,216       3,216
  Other comprehensive
   income...............    --       --       (1,261)        --       (1,261)
                         ------   ------      ------      ------      ------
Balance at December 31,
 1996................... $2,050   17,950         322       1,409      21,731
  Net income............    --       --          --        3,890       3,890
  Other comprehensive
   income...............    --       --        1,636         --        1,636
                         ------   ------      ------      ------      ------
Balance at December 31,
 1997................... $2,050   17,950       1,958       5,299      27,257
  Net income............    --       --          --        4,398       4,398
  Other comprehensive
   income...............    --       --          851         --          851
                         ------   ------      ------      ------      ------
Balance at December 31,
 1998................... $2,050   17,950       2,809       9,697      32,506
                         ======   ======      ======      ======      ======


                See accompanying notes to financial statements.

                         PARAGON LIFE INSURANCE COMPANY

                            Statements of Cash Flows
                  Years ended December 31, 1998, 1997 and 1996
                           (in thousands of dollars)

                                                      1998     1997     1996
                                                    --------  -------  -------
Cash flows from operating activities:
  Net income....................................... $  4,398    3,890    3,216
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Change in:
      Reinsurance recoverables.....................      563     (892)     407
      Deposits relating to reinsured policyholder
       account balances............................     (272)    (342)    (378)
      Accrued investment income....................     (168)     (79)    (257)
      Federal income tax payable...................      118     (648)     811
      Other assets.................................   (1,821)  (1,280)  (1,019)
      Policy and contract claims...................      587      (23)      12
      Other liabilities and accrued expenses.......      457      782      741
      Payable to affiliates........................      442     (669)     397
      Due to separate account......................      122      (34)    (108)
    Deferred tax expense...........................      740      732      615
    Policy acquisition costs deferred..............   (3,808)  (2,972)  (2,447)
    Amortization of deferred policy acquisition
     costs.........................................    1,150      424      285
    Interest credited to policyholder accounts.....    5,228    4,738    4,126
    Net gain on sales and calls of fixed
     maturities....................................      (53)     (69)     (72)
                                                    --------  -------  -------
Net cash provided by operating activities..........    7,683    3,558    6,329
                                                    --------  -------  -------
Cash flows from investing activities:
  Purchase of fixed maturities.....................  (14,915) (12,557) (15,290)
  Sale or maturity of fixed maturities.............    8,632    5,255    6,860
  Increase in policy loans, net....................   (2,648)  (1,923)  (2,358)
                                                    --------  -------  -------
Net cash used in investing activities..............   (8,931)  (9,225) (10,788)
                                                    --------  -------  -------
Cash flows from financing activities:
  Net policyholder account deposits................    2,954    2,294    6,509
                                                    --------  -------  -------
Net increase (decrease) in cash and cash
 equivalents.......................................    1,706   (3,373)   2,050
Cash and cash equivalents at beginning of year.....    5,733    9,106    7,056
                                                    --------  -------  -------
Cash and cash equivalents at end of year........... $  7,439    5,733    9,106
                                                    ========  =======  =======
Income taxes paid.................................. $ (1,460)  (1,801)    (198)
                                                    ========  =======  =======

                See accompanying notes to financial statements.

                         PARAGON LIFE INSURANCE COMPANY

                         Notes to Financial Statements

(1) Summary of Significant Accounting Policies

  Paragon Life Insurance Company (Paragon or the Company) is a wholly owned subsidiary of General American Life Insurance Company (General American or the Parent). Paragon markets universal life and variable universal life insurance products through the sponsorship of major companies and organizations. Paragon is licensed to do business in the District of Columbia and all states except New York.

  General American has guaranteed that Paragon will have sufficient funds to meet all of its contractual obligations. In the event a policyholder presents a legitimate claim for payment on a Paragon insurance policy, General American will pay such claim directly to the policyholder if Paragon is unable to make such payment. The guarantee agreement is binding on General American, its successor or assignee and shall cease only if the guarantee is assigned to an organization having a financial rating from Standard & Poor's equal to or better than General American's rating.

  The accompanying financial statements are prepared on the basis of generally accepted accounting principles. The preparation of financial statements requires the use of estimates by management which affect the amounts reflected in the financial statements. Actual results could differ from those estimates. Accounts that the Company deems to be sensitive to changes in estimates include deferred policy acquisition costs and contract claims.

  The significant accounting policies of the Company are as follows:

 (a) Recognition of Policy Revenue and Related Expenses

  Revenues for universal life products consist of policy charges for the cost of insurance, administration and surrender charges during the period. Revenues for variable universal life products also include policy charges for mortality and expense risks assumed by Paragon. Policy benefits and expenses include interest credited to policy account balances on universal life products and death benefit payments made in excess of policy account balances.

  Policy acquisition costs, such as commissions and certain costs of policy issuance and underwriting, are deferred and amortized in relation to the present value of expected gross profits over the estimated life of the policies.

 (b) Invested Assets

  Investment securities are accounted for at fair value. At December 31, 1998 and 1997, fixed maturity securities are classified as available-for-sale and are carried at fair value with the unrealized gain or loss, net of taxes, being reflected as accumulated other comprehensive income, a separate component of stockholder's equity. Policy loans are valued at aggregate unpaid balances.

  Realized gains or losses on the sale of securities are determined on the basis of specific identification and include the impact of any related amortization of premiums or accretion of discounts which is generally computed consistent with the interest method.

  Amortization of the premium or discount on mortgage-backed securities is recognized using a level-yield method which considers the estimated timing and amount of prepayments of underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such differences occur, the net investment in the mortgage-backed security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security with a corresponding charge or credit to interest income.

                         PARAGON LIFE INSURANCE COMPANY

 (c) Policyholder Account Balances

  Policyholder account balances are equal to the policyholder account value before deduction of any surrender charges. The policyholder account value represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. These expense charges are recognized in income as earned. Certain variable life policies allow policyholders to exchange accumulated assets from the variable rate separate accounts to a fixed-interest general account policy. The fixed-interest general account guaranteed minimum crediting rates of 4% in 1998, 1997 and 1996. The actual crediting rate was 6.5% in 1998 and 1997, and ranged from 6.5% to 7.0% in 1996.

 (d) Federal Income Taxes

  The Company establishes deferred taxes under the asset and liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  The Company files its federal income tax return on a consolidated basis with its Parent and other subsidiaries. In accordance with a tax allocation agreement between Paragon and General American, taxes are computed as if Paragon was filing its own income tax return, and tax expense (benefit) is paid to, or received from, General American. Paragon recognizes a tax benefit to the extent that its tax losses are utilized by other members of the General American consolidated tax group.

 (e) Reinsurance

  Balances resulting from agreements which transfer funds relating to policyholder account balances have been accounted for as deposits. Other reinsurance activities are accounted for consistent with terms of the risk transfer reinsurance contracts. Premiums for reinsurance ceded to other companies have been reported as a reduction of policy contract charges. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations.

 (f) Deferred Policy Acquisition Costs

  The costs of acquiring new business which vary with, and are primarily related to, the production of new business have been deferred to the extent that such costs are deemed recoverable from future gross profits. Such costs include commissions, premium taxes, as well as certain costs of policy issuance and underwriting. Deferred policy acquisition costs are adjusted for the impact on estimated gross margins of net unrealized gains and losses on investment securities. The estimates of expected gross margins are evaluated regularly and are revised if actual experience or other evidence indicates that revision is appropriate. Upon revision, total amortization recorded to date is adjusted by a charge or credit to income.

 (g) Separate Account Business

  The assets and liabilities of the separate accounts represent segregated funds administered and invested by the Company for purposes of funding variable life insurance contracts for the exclusive benefit of variable life insurance contract holders. The Company charges the separate accounts for risks it assumes in issuing a policy and retains varying amounts of withdrawal charges to cover expenses in the event of early withdrawals by contract holders. The assets and liabilities of the separate account are carried at fair value.

                         PARAGON LIFE INSURANCE COMPANY

 (h) Fair Value of Financial Instruments

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumption could significantly affect the estimates and such estimates should be used with care. The following assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate fair value:

    Fixed maturities--Fixed maturities are valued using quoted market prices, if available. If quoted market prices are not available, fair value is estimated using quoted market prices of similar securities.

    Policy loans--Policy loans are carried at their unpaid balances which approximates fair value.

    Separate account assets and liabilities--The separate account assets are carried at fair value as determined by quoted market prices. Accordingly, the carrying value of separate account liabilities is equal to their fair value since it represents the contractholders' interest in the separate account assets.

    Cash and cash equivalents--The carrying amount is a reasonable estimate of fair value.

 (i) Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents represent demand deposits and highly liquid short-term investments, which include U.S. Treasury bills, commercial paper, and repurchase agreements with original or remaining maturities of 90 days or less when purchased.

 (j) Reclassifications

  The Company has reclassified the presentation of certain prior period information to conform to the 1998 presentation.

(2) Investments

  The amortized cost and estimated fair value of fixed maturities at December 31, 1998 and 1997 are as follows (000's):

                                                         1998
                                       -----------------------------------------
                                                   Gross      Gross    Estimated
                                       Amortized unrealized unrealized   fair
                                         cost      gains      losses     value
                                       --------- ---------- ---------- ---------
      U.S. Treasury securities........  $ 6,705      267        --       6,972
      Corporate securities............   64,607    4,481       (208)    68,881
      Mortgage-backed securities......    6,854      192        (25)     7,021
      Asset-backed securities.........      500       10        --         510
                                        -------    -----       ----     ------
                                        $78,666    4,950       (233)    83,384
                                        =======    =====       ====     ======

                                                         1997
                                       -----------------------------------------
                                                   Gross      Gross    Estimated
                                       Amortized unrealized unrealized   fair
                                         cost      gains      losses     value
                                       --------- ---------- ---------- ---------
      U.S. Treasury securities........  $ 4,472      131        --       4,603
      Corporate securities............   56,973    3,098       (142)    59,929
      Mortgage-backed securities......    9,124      233        (48)     9,309
      Asset-backed securities.........    1,762      101        --       1,863
                                        -------    -----       ----     ------
                                        $72,331    3,563       (190)    75,704
                                        =======    =====       ====     ======

                         PARAGON LIFE INSURANCE COMPANY

  The amortized cost and estimated fair value of fixed maturities at December 31, 1998, by contractual maturity, are shown below (000's). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Estimated
                                                             Amortized   fair
                                                               cost      value
                                                             --------- ---------
      Due in one year or less...............................  $   605      616
      Due after one year through five years.................   20,733   21,528
      Due after five years through ten years................   12,600   13,338
      Due after ten years through twenty years..............   37,873   40,881
      Mortgage-backed securities............................    6,855    7,021
                                                              -------   ------
                                                              $78,666   83,384
                                                              =======   ======

  Proceeds from sales of fixed maturities during 1998, 1997 and 1996 were $4,069,000, $1,328,585 and $4,129,254 respectively. Gross gains of $53,180,
$68,876 and $71,604 were realized on those sales in 1998, 1997 and 1996, respectively.

  The sources of net investment income follow (000s):

                                                            1998   1997   1996
                                                           ------  -----  -----
      Fixed Maturities.................................... $5,603  4,941  4,626
      Short-term investments..............................    535    608    449
      Policy loans and other..............................    924    807    680
                                                           ------  -----  -----
                                                           $7,062  6,356  5,755
      Investment expenses.................................    (79)   (68)   (92)
                                                           ------  -----  -----
          Net investment income........................... $6,983  6,288  5,663
                                                           ======  =====  =====

  A summary of the components of the net unrealized appreciation (depreciation) on invested assets carried at fair value is as follows (in 000's):

                                                           1998     1997   1996
                                                          -------  ------  ----
      Unrealized appreciation (depreciation):
        Fixed maturities available-for-sale.............. $ 4,717   3,373   513
        Deferred policy acquisition costs................    (396)   (361)  (17)
      Deferred income taxes..............................  (1,512) (1,054) (174)
                                                          -------  ------  ----
      Net unrealized appreciation (depreciation)......... $ 2,809   1,958   322
                                                          =======  ======  ====

  The Company has fixed maturities on deposit with various state insurance departments with an amortized cost of approximately $4,121,000 and $3,982,000 at December 31, 1998 and 1997, respectively.

(3) Reinsurance

  The Company reinsures certain risks with other insurance companies above a maximum retention amount (currently $50,000) to help reduce the loss on any single policy.

                         PARAGON LIFE INSURANCE COMPANY

  Premiums and related reinsurance amounts for the years ended December 31, 1998, 1997 and 1996 as they relate to transactions with affiliates are summarized as follows (000's):

                                                            1998    1997   1996
                                                           ------- ------ ------
      Reinsurance transactions with affiliates:
        Premiums for reinsurance ceded.................... $14,723 13,001 10,264
        Policy benefits ceded.............................  17,071 14,070  6,274
        Commissions and expenses ceded....................     123    195    114
        Reinsurance recoverables..........................   1,109  1,661    774

  Ceded premiums and benefits to nonaffiliates for 1998, 1997 and 1996 were insignificant.

(4) Deferred Policy Acquisition Costs

  A summary of the policy acquisition costs deferred and amortized is as follows (000's):

                                                         1998     1997    1996
                                                        -------  ------  ------
      Balance at beginning of year....................  $17,980  15,776  13,006
      Policy acquisition costs deferred...............    3,808   2,972   2,447
      Policy acquisition costs amortized..............   (1,150)   (424)   (285)
      Deferred policy acquisition costs relating to
       change in unrealized (gain) loss on investments
       available for sale.............................     (36)   (344)     608
                                                        -------  ------  ------
      Balance at end of year..........................  $20,602  17,980  15,776
                                                        =======  ======  ======

(5) Federal Income Taxes

  The Company is taxed as a life insurance company. A summary of Federal income tax expense is as follows (000s):

                                                               1998  1997  1996
                                                              ------ ----- -----
      Current tax (benefit) expense.......................... $1,628 1,153 1,123
      Deferred tax expense...................................    740   732   615
                                                              ------ ----- -----
      Federal income tax expense............................. $2,368 1,885 1,738
                                                              ====== ===== =====

  A reconciliation of the Company's "expected" federal income tax expense, computed by applying the federal U.S. corporate tax rate of 35% to income from operations before federal income tax, is as follows (000s):

                                                              1998  1997   1996
                                                             ------ -----  -----
      Computed "expected" tax expense....................... $2,368 2,022  1,734
      Other, net............................................      0  (137)     4
                                                             ------ -----  -----
      Federal income tax expense............................ $2,368 1,885  1,738
                                                             ====== =====  =====

                         PARAGON LIFE INSURANCE COMPANY

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 1998 and 1997 are presented below (000's):

                                                               1998  1997  1996
                                                              ------ ----- -----
      Deferred tax assets:
        Unearned reinsurance allowances...................... $  218   217   153
        Policy and contract liabilities......................    709 1,031 1,305
        Tax capitalization of acquisition costs..............  2,147 1,755 1,386
        Other, net...........................................     58    76    69
                                                              ------ ----- -----
          Total deferred tax assets.......................... $3,132 3,079 2,913
                                                              ====== ===== =====
      Deferred tax liabilities:
        Unrealized gain on investments....................... $1,512 1,054   174
        Deferred policy acquisition costs....................  7,211 6,419 5,520
                                                              ------ ----- -----
          Total gross deferred tax liabilities............... $8,723 7,473 5,694
                                                              ------ ----- -----
          Net deferred tax liabilities....................... $5,591 4,394 2,781
                                                              ====== ===== =====

  The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary. In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company files a consolidated tax return with its Parent. Realization of the gross tax asset will not be dependent solely on the Company's ability to generate its own taxable income. General American has a proven history of earnings and it appears more likely than not that the Company's gross deferred tax asset will ultimately be fully realized.

(6) Related-Party Transactions

  Paragon purchases certain administrative services from General American. Charges for services performed are based upon personnel and other costs involved in providing such service. Charges for services during 1998, 1997 and 1996 were $1,513,433, $1,348,198 and $1,250,396, respectively. See Note 3 for reinsurance transactions with affiliates.

(7) Pension Plan

  Associates of Paragon participate in a non-contributory multi-employer defined benefit pension plan jointly sponsored by Paragon and General American. The benefits are based on years of service and compensation level. No pension expense was recognized in 1998, 1997 or 1996 due to overfunding of the plan.

  In addition, Paragon has adopted an associate incentive plan applicable to full-time salaried associates with at least one year of service. Contributions to the plan are determined annually by General American and are based on salaries of eligible associates. Full vesting occurs after five years of continuous service. Total expenses to the Company for the incentive plan were $188,316, $198,972 and $80,434 for 1998, 1997 and 1996, respectively.

  Paragon provides for certain health care and life insurance benefits for retired employees. The Company accounts for these benefits in accordance with SFAS No. 106--Employer's Accounting for Postretirement Benefits Other Than Pensions. The amounts involved are not material.

                         PARAGON LIFE INSURANCE COMPANY

(8) Statutory Financial Information

  The Company is subject to financial statement filing requirements of the State of Missouri Department of Insurance, its state of domicile, as well as the states in which it transacts business. Such financial statements, generally referred to as statutory financial statements, are prepared on a basis of accounting which varies in some respects from generally accepted accounting principles (GAAP). Statutory accounting principles include: (1) charging of policy acquisition costs to income as incurred; (2) establishment of policy and contract liabilities computed using required valuation standards which may vary in methodology utilized; (3) nonprovision of deferred federal income taxes resulting from temporary differences between financial reporting and tax bases of assets and liabilities; (4) recognition of statutory liabilities for asset impairments and yield stabilization on fixed maturity dispositions prior to maturity with asset valuation reserves based on statutory determined formulae and interest stabilization reserves designed to level yields over their original purchase maturities; (5) valuation of investments in fixed maturities at amortized cost; (6) net presentation of reinsurance balances; and (7) recognition of deposits and withdrawals on universal life policies as revenues and expenses.

  The stockholder's equity (surplus) and net income (loss) of the Company at December 31, 1998, 1997 and 1996, as determined using statutory accounting practices, is summarized as follows (000's):

                                                          1998    1997   1996
                                                         ------- ------ ------
      Statutory surplus as reported to regulatory
       authorities...................................... $10,500 10,725 10,751
      Net income (loss) as reported to regulatory
       authorities...................................... $ 1,596  1,397    982

(9) Dividend Restrictions

  Dividend payments by Paragon are restricted by state insurance laws as to the amount that may be paid without prior notice or approval of the Missouri Department of Insurance. The maximum amount of dividends which can be paid without prior approval of the insurance commissioner is limited to the maximum of (1) 10% of statutory surplus or (2) net gain from operations. The maximum dividend distribution that can be paid by Paragon during 1998 without prior notice or approval is $1,596,000. Paragon did not pay dividends in 1998, 1997 or 1996.

(10) Risk-Based Capital

  The insurance departments of various states, including the Company's domiciliary state of Missouri, impose risk-based capital (RBC) requirements on insurance enterprises. The RBC calculation serves as a benchmark for the regulation of life insurance companies by state insurance regulators. The requirements apply various weighted factors to financial balances or activity levels based on their perceived degree of risk.

  The RBC guidelines define specific capital levels where action by the Company or regulators is required based on the ratio of a company's actual total adjusted capital to control levels determined by the RBC formula. At December 31, 1998, the Company's actual total adjusted capital was in excess of minimum levels which would require action by the Company or regulatory authorities under the RBC formula.

                         PARAGON LIFE INSURANCE COMPANY

                   Notes to Financial Statements--(Concluded)

(11) Commitments and Contingencies

  The Company leases certain of its facilities and equipment under noncancellable leases the majority of which expires March 2001. The future minimum lease obligations under the terms of the leases are summarized as follows (000s):

      Year ended December 31:
        1999............................................................. $  626
        2000.............................................................    598
        2001.............................................................    256
        2002.............................................................     53
                                                                          ------
                                                                          $1,533
                                                                          ======

  Rent expense totaled $489,999, $433,864 and $388,976 in 1998, 1997 and 1996,
respectively.

(12) Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", effective for years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The most significant items of comprehensive income are net income and changes in unrealized gains and losses on securities. The adoption of SFAS No. 130 does not affect results of operations or financial position, but affects their presentation and disclosure. The Company has adopted SFAS No. 130 as of January 1, 1998, and the following summaries present the components of the Company's comprehensive income, other than net income, for the periods ending December 31, 1998, 1997 and 1996 (000s):

                                                              1998
                                                     -------------------------
                                                     Before-     Tax     Net-
                                                       Tax    (Expense) of-Tax
                                                     Amount   Benefit   Amount
                                                     -------  --------  ------
      Unrealized holding gains arising during
       period....................................... $ 1,361    (476)      885
      Less: reclassification adjustment for gains
       realized in net income.......................     (53)     19       (34)
                                                     -------    ----    ------
      Other comprehensive income....................   1,308    (457)      851
                                                     -------    ----    ------

                                                              1997
                                                     -------------------------
                                                     Before-     Tax     Net-
                                                       Tax    (Expense) of-Tax
                                                     Amount   Benefit   Amount
                                                     -------  --------  ------
      Unrealized holding gains arising during
       period....................................... $ 2,585    (904)    1,681
      Less: reclassification adjustment for gains
       realized in net income.......................     (69)     24       (45)
                                                     -------    ----    ------
      Other comprehensive income....................   2,516    (880)    1,636
                                                     -------    ----    ------

                                                              1996
                                                     -------------------------
                                                     Before-     Tax     Net-
                                                       Tax    (Expense) of-Tax
                                                     Amount   Benefit   Amount
                                                     -------  --------  ------
      Unrealized holding gains arising during
       period....................................... $(1,868)    654    (1,214)
      Less: reclassification adjustment for gains
       realized in net income.......................     (72)     25       (47)
                                                     -------    ----    ------
      Other comprehensive income (loss).............  (1,940)    679    (1,261)
                                                     -------    ----    ------

                                   APPENDIX A

Illustrations of Death Benefits and Cash Values

The following tables illustrate how the Cash Value and death benefit of a Policy change with the investment experience of a Division of the Separate Account. The tables show how the Cash Value and death benefit of a Policy issued to Insureds of a given age and at a given premium would vary over time if the investment return on the assets held in each Division of the Separate Account were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables illustrate a Policy issued to a male and a female Insured, age 45, in a select standard nonsmoker rate class. If either Insured falls into a smoker rate class, the Cash Values and death and benefits would be lower than those shown in the tables. In addition, the Cash Values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The Cash Value column under the "Guaranteed" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges described in this prospectus at the guaranteed maximum rate. The Cash value column under the "Current" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges as described in this prospectus at the current rate. The illustrations of death benefits reflect the above assumptions. The death benefits also vary between tables depending upon whether Death Benefit Options A or C (Level Type) or Death Benefit Option B (Increasing
Type) are illustrated.

The amounts deducted from the Cash Value in the illustrations include the sales charge, premium tax, federal tax charge, selection and issue expense charge, monthly administrative charge, and cost of insurance. These charges are described in the prospectus under Charges and Deductions.

The amounts shown for Cash Value and death benefit reflect charges that produce an investment rate of return that is lower than the gross after-tax return on the assets held in a Division of the Separate Account. The charges include a charge for mortality and expense risk (equivalent to 0.55% for Policy Years 1-10, 0.45% for Policy Years 11-20, and 0.35% thereafter), and an assumed 0.68% charge for the investment Advisory fees and Fund administrative expenses combined, based on the average Fund expense for all available investment Funds. This average charge for the investment advisory fees and fund administrative expenses reflects 1998 fee levels and takes into account expense reimbursement arrangements to be in place for 1999 for some of the Funds. Without waivers or reimbursements the average investment Advisory fee and Fund administrative expense would be 0.69%. The actual investment advisory fee applicable to each Division is shown in the respective Prospectuses of each Fund. After deduction for these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate initial net annual rates of -1.23%, 4.77%, and 10.77%, respectively. The Prospectuses for each Fund should be consulted for details about the nature and extent of their expenses.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account (as opposed to Premium Charges which are deducted from premium payments), since the Company is not currently making any such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return of the Divisions of the Separate Account would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charges in order to produce the death benefit and Cash Value illustration. (See Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, if no Policy Loans have been made. The tables are also based on the assumptions that the Owner has not requested a decrease in the Face Amount, that no partial withdrawals have been made, that no transfer charges were incurred, and that no optional riders have been requested.

Upon request, the Company will provide a comparable illustration based upon the proposed Insureds' age, sex, and rate class, the Face Amount or premium requested, the proposed frequency of premium payments, and any available riders requested.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: A--LEVEL                 SELECT STANDARD, NONSMOKERS

                                        FOR SEPARATE ACCOUNT D
                                   HYPOTHETICAL GROSS ANNUAL RATE OF
                                              RETURN: 0%
                                  ------------------------------------
                                     CURRENT
                                      CHARGES     GUARANTEED CHARGES
                                   (-1.23% NET)      (-1.23% NET)
          AGE @           PREMIUM --------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @  CASH    DEATH    CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%     VALUE  BENEFIT   VALUE    BENEFIT
------  --------- ------- -------  -----  ------- --------- ----------
   1        45     5,000    5,250   4,610 250,000     4,610   250,000
   2        46     5,000   10,763   9,189 250,000     9,189   250,000
   3        47     5,000   16,551  13,736 250,000    13,736   250,000
   4        48     5,000   22,628  18,254 250,000    18,251   250,000
   5        49     5,000   29,010  22,747 250,000    22,733   250,000
   6        50     5,000   35,710  27,214 250,000    27,180   250,000
   7        51     5,000   42,746  31,656 250,000    31,590   250,000
   8        52     5,000   50,133  36,073 250,000    35,962   250,000
   9        53     5,000   57,889  40,463 250,000    40,294   250,000
  10        54     5,000   66,034  44,828 250,000    44,582   250,000
  11        55     5,000   74,586  49,327 250,000    48,984   250,000
  12        56     5,000   83,565  53,803 250,000    53,340   250,000
  13        57     5,000   92,993  58,254 250,000    57,646   250,000
  14        58     5,000  102,893  62,678 250,000    61,899   250,000
  15        59     5,000  113,287  67,076 250,000    66,094   250,000
  16        60     5,000  124,202  71,443 250,000    70,226   250,000
  17        61     5,000  135,662  75,783 250,000    74,287   250,000
  18        62     5,000  147,695  80,094 250,000    78,266   250,000
  19        63     5,000  160,330  84,375 250,000    82,152   250,000
  20        64     5,000  173,596  88,624 250,000    85,928   250,000

  25        69     5,000  250,567 109,793 250,000   103,146   250,000
  30        74     5,000  348,804 129,630 250,000   114,629   250,000

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: A--LEVEL                 SELECT STANDARD, NONSMOKERS

                                        FOR SEPARATE ACCOUNT D
                                   HYPOTHETICAL GROSS ANNUAL RATE OF
                                              RETURN: 6%
                                  ------------------------------------
                                  CURRENT CHARGES GUARANTEED CHARGES
                                    (4.77% NET)       (4.77% NET)
          AGE @           PREMIUM --------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @  CASH    DEATH    CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%     VALUE  BENEFIT   VALUE    BENEFIT
------  --------- ------- -------  -----  ------- --------- ----------
   1        45     5,000    5,250   4,893 250,000     4,893   250,000
   2        46     5,000   10,763  10,047 250,000    10,047   250,000
   3        47     5,000   16,551  15,476 250,000    15,476   250,000
   4        48     5,000   22,628  21,195 250,000    21,193   250,000
   5        49     5,000   29,010  27,227 250,000    27,213   250,000
   6        50     5,000   35,710  33,586 250,000    33,551   250,000
   7        51     5,000   42,746  40,292 250,000    40,223   250,000
   8        52     5,000   50,133  47,362 250,000    47,245   250,000
   9        53     5,000   57,889  54,817 250,000    54,635   250,000
  10        54     5,000   66,034  62,676 250,000    62,410   250,000
  11        55     5,000   74,586  71,145 250,000    70,773   250,000
  12        56     5,000   83,565  80,081 250,000    79,578   250,000
  13        57     5,000   92,993  89,510 250,000    88,850   250,000
  14        58     5,000  102,893  99,458 250,000    98,614   250,000
  15        59     5,000  113,287 109,954 250,000   108,897   250,000
  16        60     5,000  124,202 121,027 250,000   119,727   250,000
  17        61     5,000  135,662 132,711 250,000   131,134   250,000
  18        62     5,000  147,695 145,042 250,000   143,152   250,000
  19        63     5,000  160,330 158,055 250,000   155,815   250,000
  20        64     5,000  173,596 171,790 250,000   169,165   250,000

  25        69     5,000  250,567 253,943 294,574   249,063   288,913
  30        74     5,000  348,804 361,855 387,185   353,259   377,988

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: A--LEVEL                 SELECT STANDARD, NONSMOKERS

                                          FOR SEPARATE ACCOUNT D
                                     HYPOTHETICAL GROSS ANNUAL RATE OF
                                                RETURN: 12%
                                  ---------------------------------------
                                    CURRENT CHARGES   GUARANTEED CHARGES
                                     (10.77% NET)        (10.77% NET)
          AGE @           PREMIUM ------------------- -------------------
POLICY  BEGINNING ANNUAL  ACCUM @   CASH      DEATH     CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%      VALUE    BENEFIT    VALUE    BENEFIT
------  --------- ------- -------   -----   --------- --------- ---------
   1        45     5,000    5,250     5,176   250,000     5,176   250,000
   2        46     5,000   10,763    10,940   250,000    10,940   250,000
   3        47     5,000   16,551    17,357   250,000    17,357   250,000
   4        48     5,000   22,628    24,504   250,000    24,501   250,000
   5        49     5,000   29,010    32,469   250,000    32,454   250,000
   6        50     5,000   35,710    41,346   250,000    41,309   250,000
   7        51     5,000   42,746    51,239   250,000    51,166   250,000
   8        52     5,000   50,133    62,264   250,000    62,141   250,000
   9        53     5,000   57,889    74,551   250,000    74,359   250,000
  10        54     5,000   66,034    88,245   250,000    87,964   250,000
  11        55     5,000   74,586   103,718   250,000   103,325   250,000
  12        56     5,000   83,565   120,977   250,000   120,449   250,000
  13        57     5,000   92,993   140,230   250,000   139,545   250,000
  14        58     5,000  102,893   161,706   250,000   160,845   250,000
  15        59     5,000  113,287   185,665   250,000   184,614   250,000
  16        60     5,000  124,202   212,391   276,108   211,133   274,473
  17        61     5,000  135,662   242,199   310,014   240,685   308,077
  18        62     5,000  147,695   275,443   347,058   273,614   344,754
  19        63     5,000  160,330   312,520   387,524   310,299   384,771
  20        64     5,000  173,596   353,870   431,722   351,164   428,420

  25        69     5,000  250,567   646,825   750,317   639,178   741,446
  30        74     5,000  348,804 1,154,054 1,234,838 1,133,664 1,213,021

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: B--INCREASING            SELECT STANDARD, NONSMOKERS

                                        FOR SEPARATE ACCOUNT D
                                   HYPOTHETICAL GROSS ANNUAL RATE OF
                                              RETURN: 0%
                                  -----------------------------------
                                  CURRENT CHARGES GUARANTEED CHARGES
                                   (-1.23% NET)      (-1.23% NET)
          AGE @           PREMIUM --------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @  CASH    DEATH    CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%     VALUE  BENEFIT   VALUE    BENEFIT
------  --------- ------- ------- ------- -------   -----    -------
   1        45     5,000    5,250   4,610 254,610     4,610   254,610
   2        46     5,000   10,763   9,188 259,188     9,188   259,188
   3        47     5,000   16,551  13,735 263,735    13,735   263,735
   4        48     5,000   22,628  18,251 268,251    18,248   268,248
   5        49     5,000   29,010  22,742 272,742    22,727   272,727
   6        50     5,000   35,710  27,207 277,207    27,169   277,169
   7        51     5,000   42,746  31,647 281,647    31,572   281,572
   8        52     5,000   50,133  36,059 286,059    35,933   285,933
   9        53     5,000   57,889  40,445 290,445    40,249   290,249
  10        54     5,000   66,034  44,804 294,804    44,514   294,514
  11        55     5,000   74,586  49,297 299,297    48,886   298,886
  12        56     5,000   83,565  53,764 303,764    53,200   303,200
  13        57     5,000   92,993  58,205 308,205    57,452   307,452
  14        58     5,000  102,893  62,615 312,615    61,634   311,634
  15        59     5,000  113,287  66,994 316,994    65,738   315,738
  16        60     5,000  124,202  71,338 321,338    69,754   319,754
  17        61     5,000  135,662  75,649 325,649    73,666   323,666
  18        62     5,000  147,695  79,924 329,924    77,458   327,458
  19        63     5,000  160,330  84,160 334,160    81,103   331,103
  20        64     5,000  173,596  88,356 338,356    84,575   334,575

  25        69     5,000  250,567 108,967 358,967    98,693   348,693
  30        74     5,000  348,804 127,088 377,088   101,809   351,809

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: B--INCREASING            SELECT STANDARD, NONSMOKERS

                                        FOR SEPARATE ACCOUNT D
                                   HYPOTHETICAL GROSS ANNUAL RATE OF
                                              RETURN: 6%
                                  -----------------------------------
                                  CURRENT CHARGES GUARANTEED CHARGES
                                    (4.77% NET)       (4.77% NET)
          AGE @           PREMIUM --------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @  CASH    DEATH    CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%     VALUE  BENEFIT   VALUE    BENEFIT
------  --------- ------- ------- ------- -------   -----    -------
   1        45     5,000    5,250   4,893 254,893     4,893   254,893
   2        46     5,000   10,763  10,047 260,047    10,047   260,047
   3        47     5,000   16,551  15,474 265,474    15,474   265,474
   4        48     5,000   22,628  21,192 271,192    21,189   271,189
   5        49     5,000   29,010  27,221 277,221    27,205   277,205
   6        50     5,000   35,710  33,578 283,578    33,537   283,537
   7        51     5,000   42,746  40,280 290,280    40,199   290,199
   8        52     5,000   50,133  47,344 297,344    47,205   297,205
   9        53     5,000   57,889  54,791 304,791    54,571   304,571
  10        54     5,000   66,034  62,641 312,641    62,312   312,312
  11        55     5,000   74,586  71,098 321,098    70,624   320,624
  12        56     5,000   83,565  80,019 330,019    79,359   329,359
  13        57     5,000   92,993  89,428 339,428    88,534   338,534
  14        58     5,000  102,893  99,348 349,348    98,166   348,166
  15        59     5,000  113,287 109,808 359,808   108,272   358,272
  16        60     5,000  124,202 120,833 370,833   118,866   368,866
  17        61     5,000  135,662 132,455 382,455   129,961   379,961
  18        62     5,000  147,695 144,705 394,705   141,565   391,565
  19        63     5,000  160,330 157,615 407,615   153,680   403,680
  20        64     5,000  173,596 171,219 421,219   166,305   416,305

  25        69     5,000  250,567 251,934 501,934   237,992   487,992
  30        74     5,000  348,804 355,756 605,756   320,123   570,123

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: B--INCREASING            SELECT STANDARD, NONSMOKERS

                                          FOR SEPARATE ACCOUNT D
                                     HYPOTHETICAL GROSS ANNUAL RATE OF
                                                RETURN: 12%
                                  ---------------------------------------
                                    CURRENT CHARGES   GUARANTEED CHARGES
                                     (10.77% NET)        (10.77% NET)
          AGE @           PREMIUM ------------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @   CASH      DEATH     CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%      VALUE    BENEFIT    VALUE    BENEFIT
------  --------- ------- ------- --------- --------- --------- ---------
   1        45     5,000    5,250     5,176   255,176     5,176   255,176
   2        46     5,000   10,763    10,939   260,939    10,939   260,939
   3        47     5,000   16,551    17,355   267,355    17,355   267,355
   4        48     5,000   22,628    24,500   274,500    24,497   274,497
   5        49     5,000   29,010    32,462   282,462    32,445   282,445
   6        50     5,000   35,710    41,335   291,335    41,291   291,291
   7        51     5,000   42,746    51,222   301,222    51,135   301,135
   8        52     5,000   50,133    62,239   312,239    62,087   312,087
   9        53     5,000   57,889    74,515   324,515    74,269   324,269
  10        54     5,000   66,034    88,193   338,193    87,819   337,819
  11        55     5,000   74,586   103,646   353,646   103,098   353,098
  12        56     5,000   83,565   120,877   370,877   120,103   370,103
  13        57     5,000   92,993   140,092   390,092   139,025   389,025
  14        58     5,000  102,893   161,515   411,515   160,079   410,079
  15        59     5,000  113,287   185,402   435,402   183,502   433,502
  16        60     5,000  124,202   212,030   462,030   209,555   459,555
  17        61     5,000  135,662   241,720   491,720   238,528   488,528
  18        62     5,000  147,695   274,821   524,821   270,738   520,738
  19        63     5,000  160,330   311,725   561,725   306,532   556,532
  20        64     5,000  173,596   352,868   602,868   346,293   596,293

  25        69     5,000  250,567   643,954   893,954   624,058   874,058
  30        74     5,000  348,804 1,146,254 1,396,254 1,092,180 1,342,180

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: C--NET SINGLE PREMIUM    SELECT STANDARD, NONSMOKERS

                                        FOR SEPARATE ACCOUNT D
                                   HYPOTHETICAL GROSS ANNUAL RATE OF
                                              RETURN: 0%
                                  ------------------------------------
                                     CURRENT
                                      CHARGES     GUARANTEED CHARGES
                                   (-1.23% NET)      (-1.23% NET)
          AGE @           PREMIUM --------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @  CASH    DEATH    CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%     VALUE  BENEFIT   VALUE    BENEFIT
------  --------- ------- ------- ------- ------- --------- ----------
   1        45     5,000    5,250   4,610 250,000     4,610   250,000
   2        46     5,000   10,763   9,189 250,000     9,189   250,000
   3        47     5,000   16,551  13,736 250,000    13,736   250,000
   4        48     5,000   22,628  18,254 250,000    18,251   250,000
   5        49     5,000   29,010  22,747 250,000    22,733   250,000
   6        50     5,000   35,710  27,214 250,000    27,180   250,000
   7        51     5,000   42,746  31,656 250,000    31,590   250,000
   8        52     5,000   50,133  36,073 250,000    35,962   250,000
   9        53     5,000   57,889  40,463 250,000    40,294   250,000
  10        54     5,000   66,034  44,828 250,000    44,582   250,000
  11        55     5,000   74,586  49,327 250,000    48,984   250,000
  12        56     5,000   83,565  53,803 250,000    53,340   250,000
  13        57     5,000   92,993  58,254 250,000    57,646   250,000
  14        58     5,000  102,893  62,678 250,000    61,899   250,000
  15        59     5,000  113,287  67,076 250,000    66,094   250,000
  16        60     5,000  124,202  71,443 250,000    70,226   250,000
  17        61     5,000  135,662  75,783 250,000    74,287   250,000
  18        62     5,000  147,695  80,094 250,000    78,266   250,000
  19        63     5,000  160,330  84,375 250,000    82,152   250,000
  20        64     5,000  173,596  88,624 250,000    85,928   250,000

  25        69     5,000  250,567 109,793 250,000   103,146   250,000
  30        74     5,000  348,804 129,630 250,000   114,629   250,000

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: C--NET SINGLE PREMIUM    SELECT STANDARD, NONSMOKERS

                                        FOR SEPARATE ACCOUNT D
                                   HYPOTHETICAL GROSS ANNUAL RATE OF
                                              RETURN: 6%
                                   ---------------------------------
                                  CURRENT CHARGES GUARANTEED CHARGES
                                    (4.77% NET)       (4.77% NET)
          AGE @           PREMIUM --------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @  CASH    DEATH    CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%     VALUE  BENEFIT   VALUE    BENEFIT
------  --------- ------- ------- ------- -------   -----    -------
   1        45     5,000    5,250   4,893 250,000     4,893   250,000
   2        46     5,000   10,763  10,047 250,000    10,047   250,000
   3        47     5,000   16,551  15,476 250,000    15,476   250,000
   4        48     5,000   22,628  21,195 250,000    21,193   250,000
   5        49     5,000   29,010  27,227 250,000    27,213   250,000
   6        50     5,000   35,710  33,586 250,000    33,551   250,000
   7        51     5,000   42,746  40,292 250,000    40,223   250,000
   8        52     5,000   50,133  47,362 250,000    47,245   250,000
   9        53     5,000   57,889  54,817 250,000    54,635   250,000
  10        54     5,000   66,034  62,676 250,000    62,410   250,000
  11        55     5,000   74,586  71,145 250,000    70,773   250,000
  12        56     5,000   83,565  80,081 250,000    79,578   250,000
  13        57     5,000   92,993  89,510 251,415    88,850   250,000
  14        58     5,000  102,893  99,455 269,055    98,602   266,749
  15        59     5,000  113,287 109,942 286,543   108,846   283,685
  16        60     5,000  124,202 120,999 303,889   119,598   300,371
  17        61     5,000  135,662 132,657 321,135   130,875   316,822
  18        62     5,000  147,695 144,946 338,334   142,689   333,065
  19        63     5,000  160,330 157,901 355,514   155,049   349,093
  20        64     5,000  173,596 171,555 372,738   167,960   364,928

  25        69     5,000  250,567 252,663 463,106   242,074   443,698
  30        74     5,000  348,804 357,456 562,135   330,475   519,705

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                         PARAGON LIFE INSURANCE COMPANY

              JOINT AND SURVIVOR VARIABLE UNIVERSAL LIFE INSURANCE

CONTRACT FACE AMOUNT: $250,000                   MALE AND FEMALE INSUREDS AGE 45
DEATH BENEFIT OPTION: C--NET SINGLE PREMIUM    SELECT STANDARD, NONSMOKERS

                                          FOR SEPARATE ACCOUNT D
                                     HYPOTHETICAL GROSS ANNUAL RATE OF
                                                RETURN: 12%
                                     ---------------------------------
                                    CURRENT CHARGES   GUARANTEED CHARGES
                                     (10.77% NET)        (10.77% NET)
          AGE @           PREMIUM ------------------- ------------------
POLICY  BEGINNING ANNUAL  ACCUM @   CASH      DEATH     CASH      DEATH
 YEAR    OF YEAR  PREMIUM   5%      VALUE    BENEFIT    VALUE    BENEFIT
------  --------- ------- ------- ---------  -------    -----    -------
   1        45     5,000    5,250     5,176   250,000     5,176   250,000
   2        46     5,000   10,763    10,940   250,000    10,940   250,000
   3        47     5,000   16,551    17,357   250,000    17,357   250,000
   4        48     5,000   22,628    24,504   250,000    24,501   250,000
   5        49     5,000   29,010    32,469   250,000    32,454   250,000
   6        50     5,000   35,710    41,346   250,000    41,309   250,000
   7        51     5,000   42,746    51,239   250,000    51,166   250,000
   8        52     5,000   50,133    62,264   250,000    62,141   250,000
   9        53     5,000   57,889    74,551   250,000    74,359   250,000
  10        54     5,000   66,034    88,243   277,763    87,957   276,862
  11        55     5,000   74,586   103,709   314,218   103,287   312,938
  12        56     5,000   83,565   120,953   352,809   120,339   351,016
  13        57     5,000   92,993   140,179   393,734   139,299   391,263
  14        58     5,000  102,893   161,609   437,202   160,374   433,858
  15        59     5,000  113,287   185,497   483,462   183,786   479,002
  16        60     5,000  124,202   212,118   532,734   209,782   526,868
  17        61     5,000  135,662   241,786   585,316   238,628   577,671
  18        62     5,000  147,695   274,848   641,549   270,610   631,658
  19        63     5,000  160,330   311,687   701,763   306,033   689,034
  20        64     5,000  173,596   352,732   766,380   345,224   750,069

  25        69     5,000  250,567   642,205 1,177,098   613,994 1,125,389
  30        74     5,000  348,804 1,137,261 1,788,457 1,046,273 1,645,370

The amounts shown under "Current Charges" reflect investment results using current mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

The amounts shown under "Guaranteed Charges" reflect investment results using guaranteed mortality and expense risk charges, monthly policy charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Policy Holder and the investment results for the Underlying Portfolios. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by Paragon, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Article III, Section 13 of the Bylaws of Paragon Life Insurance Company provides: "The Corporation may indemnify any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Corporation. This indemnity may extend to expenses, including attorney's fees, judgments, fine, and amounts paid in settlement. The indemnity shall not be available to persons being sued by or upon the information of the Corporation nor to persons who are being investigated by the Corporation. The indemnity shall be discretionary with the Board of Directors and shall not be granted until the Board of Directors has made a determination that the person who would be indemnified acted in good faith and in a manner he reasonably believed to be in the best interest of the Corporation. The Corporation shall have such other and further powers of indemnification as are not inconsistent with the laws of Missouri."

     Insofar as indemnification for liability arising under the Securities Act of l933,(the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the Charter and Articles of Incorporation of the Company, the By-Laws of the Company, agreement, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION CONCERNING FEES AND CHARGES

     Paragon Life Insurance Company (the "Company") hereby represents that the fees and charges deducted under the terms of the policies described in this Registration Statement are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

     The facing sheet.
     The Individual Flexible Premium Variable Life Prospectus consisting of 46 pages.
     The undertaking to file reports required by Section 15(d) of the Securities Exchange Act of 1934.
     The undertaking pursuant to Rule 484.
     Representations concerning fees and charges.
     The signatures.

1. The following exhibits (which correspond in number to the numbers under paragraph A of the instructions as to exhibits for Form N-8B-2):

     (1) Resolution of the Board of Directors of the Company authorizing establishment of the Separate Account 1

     (2)     Not applicable

     (3) (a) Form of Underwriting Agreement 2

         (b) Form of Selling Agreement 2

         (c) Not applicable

     (4)     Not applicable

     (5)     Form of Individual Policy and Policy Riders 2

     (6) (a) Amended Charter and Articles of Incorporation of the Company 2

         (b) By-Laws of the Company 2

     (7)     Not applicable

     (8) (a) Participation Agreement dated September 1, 1993 between Paragon Life Insurance Company and the Variable Insurance Products Fund and Fidelity Distributors Corporation 2

         (b) Participation Agreement dated September 1, 1993 between Paragon Life Insurance Company and the Variable Insurance Products Fund II and Fidelity Distributors Corporation 2

         (c) Participation Agreement dated October 12, 1995 by and among MFS Variable Insurance Trust and Paragon Life Insurance Company and Massachusetts Financial Services Company 2

         (d) Participation Agreement dated October 30, 1995 among Putnam
             Capital Manager Trust, Putnam Mutual Funds Corporation, and Paragon Life Insurance Company 2

         (e) Participation Agreement dated March 15, 1995 between Scudder Variable Life Investment Fund, Scudder Investor Services, Inc., and Paragon Life Insurance Company 2

         (f) Participation Agreement Dated August 1, 1996 between Paragon Life Insurance Company and T. Rowe Price Investment Services, Inc. 3

     (9)     Not applicable

     (10)    Proposed Form of Application 2

     (11) Memorandum describing the Company's issuance, transfer, and redemption procedures for the Policies 4

2. Opinion of Matthew P. McCauley, Esquire, General Counsel of Paragon Life Insurance Company, as to the legality of the securities being offered 2

3. Consent of Matthew P. McCauley, Esquire, General Counsel of Paragon Life Insurance Company 2

4.   Not applicable

5.   Not applicable

6.   Not applicable

7. Opinion and consent of Craig K. Nordyke, F.S.A., M.A.A.A., Executive Vice President and Chief Actuary, as to actuarial matters pertaining to the securities being registered 4

8.   (a)     Consent of KPMG LLP, Independent Certified Public Accountants 2

     (b)     Written consent of Sutherland Asbill & Brennan 2

9. Original powers of attorney authorizing Carl H. Anderson, Matther P. McCauley, and Craig K. Nordyke, and each of them singly, to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of Paragon Life Insurance Company 1

                                  *    *    *

1. Incorporated by reference to the initial Registration Statement of Form S-6 found in File No. 333-36515, filed with the Securities and Exchange Commission on September 26, 1997.

2.   Filed herewith.

3. Incorporated by reference to the Pre-Effective Amendment #1 on Form S-6 found in file No. 333-36515, filed with the Securities and Exchange Commission on February 26, 1998.

4. Incorporated by reference to initial Registration Statement on Form S-6 found in File No. 333-80393, filed with the Securities and Exchange Commission on June 10, 1999.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Paragon Life Insurance Company and Separate Account D of Paragon Life Insurance Company have duly caused this Registration Statement to be signed on their behalf by the undersigned thereunto duly authorized, and the seal of Paragon Life Insurance Company to be hereunto affixed and attested, all in the City of St. Louis, State of Missouri, on the 1st day of September, 1999.

                                                     Separate Account D
                                                     of Paragon Life Insurance Company
                                                     (Name of Registrant)

(Seal)                                               Paragon Life Insurance Company
                                                     (Name of Depositor)

Attest: /s/ Matthew P. McCauley                      By: /s/ Carl H. Anderson
        --------------------------                       --------------------------
Matthew P. McCauley                                  Carl H. Anderson
Secretary                                            President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                                                 Title                                Date
/s/ Carl H. Anderson
--------------------------                     President and Director                               9/1/99
Carl H. Anderson                               Chief Executive Officer


/s/ Matthew K. Duffy
--------------------------                     Vice President and Chief Financial Officer           9/1/99
Matthew K. Duffy                               (Principal Accounting Officer and Principal
                                               Financial Officer)

                                               Director
--------------------------
Warren J. Winer*

                                               Director
--------------------------
Richard A. Liddy*

/s/ Matthew P. McCauley                        Vice President, General Counsel, Secretary           9/1/99
--------------------------                     and Director
Matthew P. McCauley

/s/ Craig K. Nordyke                           Director                                             9/1/99
--------------------------
Craig K. Nordyke

                                               Director
--------------------------
Leonard M. Rubenstein*

                                               Director and Treasurer
---------------------------------------------
E. Thomas Hughes, Jr.*

                                               Director
---------------------------------------------
Bernard H. Wolzenski*

                                               Director
---------------------------------------------
A. Greig Woodring*


By: /s/ Craig K. Nordyke
    -----------------------------------------  Director                                             9/1/99
Craig K. Nordyke

*Original powers of attorney authorizing Matthew P. McCauley, Carl H. Anderson, and Craig K. Nordyke, and each of them singly, to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of Paragon Life Insurance Company were filed with the Securities and Exchange Commission with the initial S-6 Registration Statement.

                                  EXHIBIT INDEX


1.   N/A

2.   N/A

3.   a    Form of Underwriting Agreement
     b    Form of Selling Agreement

4.   N/A

5.   Form of Policy and Policy Riders

6.   a    Amended Charter and Articles of Incorporation of the Company
     b    By-Laws of the Company

7.   N/A

8. a Participation Agreement dated September 1, 1993 between Paragon Life Insurance Company and the Variable Insurance Products Fund and Fidelity Distributors Corporation
     b Participation Agreement dated September 1, 1993 between Paragon Life Insurance Company and the Variable Insurance Products Fund II and Fidelity Distributors Corporation
     c Participation Agreement dated October 12, 1995 by and among MFS Variable Insurance Trust and Paragon Life Insurance Company and Massachusetts Financial Services Company
     d Participation Agreement dated October 30, 1995 among Putnam Capital Manager Trust, Putnam Mutual Funds Corporation, and Paragon Life Insurance Company
     e Participation Agreement dated March 15, 1995 between Scudder Variable Life Investment Fund, Scudder Investor Services, Inc., and Paragon Life Insurance Company

9.   N/A

10.  Proposed Form of Application

11. Opinion and consent of Matthew P. McCauley, Esquire, General Counsel of Paragon Life Insurance Company, as to the legality of the securities being offered

12.  Consent of KPMG LLP, Independent Certified Public Accountants

13.  Written consent of Sutherland Asbill & Brennan LLP